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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                         ALPHA TECHNOLOGIES GROUP, INC.
       (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)
                               ----------------
                DELAWARE                               76-0079338
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)              IDENTIFICATION NUMBER)
                              750 LEXINGTON AVENUE
                                   27TH FLOOR
                               NEW YORK, NY 10022
                                 (212) 446-5258
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
       AREA CODE, OF SMALL BUSINESS ISSUER'S PRINCIPAL EXECUTIVE OFFICES)
                            JOSEPH GREENBERGER, ESQ.
                              GREENBERGER & FORMAN
                          1370 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                                 (212) 757-4001
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                WITH A COPY TO:
                             ROBERT ROSENMAN, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
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
                                                     PROPOSED       PROPOSED
                                   DOLLAR AMOUNT     MAXIMUM        MAXIMUM       AMOUNT OF
     TITLE OF EACH CLASS OF              TO       OFFERING PRICE   AGGREGATE     REGISTRATION
   SECURITIES TO BE REGISTERED     BE REGISTERED     PER UNIT    OFFERING PRICE      FEE
---------------------------------------------------------------------------------------------
  % Convertible Subordinated
Debentures Due 2005..............  $28,750,000(1)    100%(2)     $28,750,000(3)     $9,914
---------------------------------------------------------------------------------------------
Common Stock, $.03 par value.....       (4)             --             --           -- (5)

--------------------------------------------------------------------------------
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(1) Includes $3,750,000 principal amount of additional Debentures which the
    Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Plus accrued interest, if any.
(3) Estimated solely for the purpose of calculating the registration fee.
(4) Such indeterminate number of shares of Common Stock as may be issued upon conversion of the Debentures.
(5) No additional consideration will be received for the Common Stock and therefore no registration fee is required pursuant to Rule 457(i).
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 1995

PROSPECTUS

                                  $25,000,000

                                   Alpha
                            LOGO   Technologies
                                   Group, Inc.,

                  % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2005

                                  -----------

  The Debentures offered hereby are convertible at any time prior to maturity, unless previously redeemed, into the Common Stock of Alpha Technologies Group,
Inc. at a conversion price of $    per share, subject to adjustment in certain
events. The Common Stock is quoted on The Nasdaq National Market (the "National Market") under the symbol "ATGI." On September 22, 1995, the closing price for the Common Stock was $10 1/8 per share. Application has been made to list the Debentures on The Nasdaq SmallCap Market (the "SmallCap Market") under the symbol "ATGIG."

  The Debentures are redeemable, in whole or in part, at any time on or after
        , 1998, at the option of the Company, at the redemption prices set forth herein, plus accrued interest. The Debentures are unsecured. See "Description of Debentures."

                                  -----------

THE DEBENTURES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                                   AT PAGE 5.

                                  -----------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                        PUBLIC(1)         COMMISSIONS(2)        COMPANY(1)(3)
---------------------------------------------------------------------------------------------
Per Debenture....................        100.00%                  %                   %
---------------------------------------------------------------------------------------------
Total(4).........................      $25,000,000          $                  $

--------------------------------------------------------------------------------
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(1) Plus accrued interest, if any, from             , 1995.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be
    $         .
(4) The Company has granted the several Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an additional $3,750,000 principal amount of Debentures solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $28,750,000, $          and $         , respectively. See "Underwriting."

  The Debentures are offered by the several Underwriters subject to receipt and acceptance of such Debentures by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that the Debentures will
be ready for delivery on or about                , 1995.

                                  -----------

                                UNTERBERG HARRIS

                                          , 1995

                                    [PHOTO]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY OR THE SHARES OF COMMON STOCK AT A LEVEL ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information and data in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  The Company designs, manufactures and sells thermal management products and connectors. The Company's thermal management products serve the microprocessor, computer, consumer electronics, transportation and other industries, and its connector products serve the defense, telecommunications, automotive and aerospace industries.

  Thermal management products, principally heat sinks, remove excess heat generated by electronic components within personal computers, power supplies, stereo amplifiers and other electronic systems. The Company's largest thermal management customers are Intel, IBM, General Electric and Pioneer Electronics. The Company's Penguin Cooler line of heat sinks is specifically designed to solve the thermal management problems of the rapidly growing microprocessor market. As microprocessors become more powerful and are packaged in smaller enclosures, the need for heat sinks increases. The Company believes that most current 486 microprocessors and almost all Pentium and PowerPC microprocessors require heat sinks. According to a Dataquest Incorporated market research analysis published in June 1995, 5 million Pentium microprocessors were shipped worldwide in 1994, an aggregate of 29 million Pentium and P6 (Pentium Pro) microprocessors are projected to be shipped in 1995 and an aggregate of 61 million are projected to be shipped in 1996. The largest customers for Penguin Coolers are Intel, IBM and Compaq.

  The Company also designs, manufactures and sells miniature and micro-miniature connectors to meet rigid industrial and military specifications. Most of the Company's connectors are customized products sold to niche markets. These markets offer the Company an attractive revenue stream and significant cash flow from operations. As the miniaturization of electronic systems continues, the Company believes the demand for its miniature and micro-miniature connectors will grow. The Company's largest connector customers are Lockheed Martin, General Motors, Hughes Electronics, AT&T, Rockwell International and Loral.

  In 1993, the composition of the Board of Directors of the Company changed. Since then, the Company has grown through a combination of acquisitions and internal growth. See "Business--History." The Company entered the thermal management business in October 1993, when it acquired Wakefield Engineering, Inc. from EG&G, Inc. In August 1994, the Company acquired Aham Tor Inc., a manufacturer of heat sinks. In June 1995, the Company acquired Specialty Extrusions, Ltd., a manufacturer of aluminum extrusions, the primary raw material in heat sinks. In June 1994, the Company entered the niche-market connector business when it acquired the Interconnect System Division of Microdot Inc. Management believed that each acquisition was of a business that was undervalued or undermanaged and was acquired for a favorable purchase price.

  The Company's goal is to continue to grow internally and through acquisitions. The Company intends to continue acquiring companies in its current and related markets that it believes to be undervalued or undermanaged. See "Use of Proceeds." To achieve internal growth, the Company intends to continue providing its customers with strong value-added engineering and timely product customization. The Company plans to purchase additional capital equipment in order to increase capacity, lower manufacturing costs and further improve customer response time.

  Alpha Technologies Group, Inc. was incorporated under its original corporate name, Synercom Technology, Inc., in Texas in 1969, as a software company, and was reincorporated in Delaware in 1983. The Company's corporate headquarters are located at 750 Lexington Avenue, 27th Floor, New York, New York 10022, its telephone number is (212) 446-5258, and its facsimile number is (212) 446-5290. Unless the context otherwise requires, "Company" refers to Alpha Technologies Group, Inc. and its subsidiaries, and "Management" refers to the management of the Company.

  PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER
                                "RISK FACTORS."

                                  THE OFFERING

 Securities Offered........ $25,000,000 principal amount of    % Convertible
                             Subordinated Debentures Due 2005.
 Terms of Debentures:
    Interest Payment Dates.        ,    and         ,   , commencing on
                                   , 1996.
    Conversion............. Convertible into Common Stock at a conversion price
                             of $    per share, subject to adjustment in
                             certain events.
    Optional Redemption.... Redeemable in whole or in part on or after
                                , 1998 at the Company's option, at a redemption
                             price of      % of par in 1998, declining
                             thereafter to par in      , 2004.
    Subordination.......... Subordinated to all existing and future Senior
                            Indebtedness.
 Use of Proceeds........... To repay certain indebtedness, make capital expenditures and for general corporate purposes,
                             including working capital, possible acquisitions
                             and possible strategic investments. See "Use of
                             Proceeds."
 Nasdaq Symbol............. "ATGIG." The Debentures will be quoted (pending approval) on the SmallCap Market. The Common Stock
                             is quoted on the National Market under the symbol
                             "ATGI."

            SUMMARY CONSOLIDATED FINANCIAL AND PRO FORMA INFORMATION

                                                                              PRO FORMA(1)
                                                                      ------------------------------
                                                                      FISCAL YEAR
                             FISCAL YEAR ENDED    NINE MONTHS ENDED      ENDED    NINE MONTHS ENDED
                          ----------------------- ------------------  ----------- ------------------
                          OCTOBER 31, OCTOBER 31, JULY 31,  JULY 30,  OCTOBER 31, JULY 31,  JULY 30,
                             1993        1994       1994      1995       1994       1994      1995
                          ----------- ----------- --------  --------  ----------- --------  --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Sales...................     $ 258      $30,145   $18,579   $44,590     $51,420   $37,871   $48,206
Gross profit............        68        9,518     5,620    12,035      14,529    10,291    12,456
Operating income........         9        2,272     1,117     2,539       3,526     2,278     2,651
Income before taxes less
 minority interest......       346        2,072     1,121     2,286       3,239     2,023     2,476
Provision (benefit) for
 taxes (2)..............       118         (860)      198      (175)       (781)      270      (175)
Net income (continuing
 operations)............       339        2,932       923     2,461       4,020     1,753     2,651
PER SHARE DATA:
 Income before taxes
  less minority
  interest..............     $0.06      $  0.33   $  0.18   $  0.35     $  0.48   $  0.31   $  0.36
 Net income (continuing
  operations)...........      0.05         0.46      0.15      0.38        0.60      0.26      0.38
 Shares used in
  computation...........     6,018        6,344     6,255     6,533       6,709     6,620     6,898
OTHER OPERATING DATA:
EBITDA (3)..............     $  34      $ 2,725   $ 1,368   $ 3,414     $ 4,558   $ 3,007   $ 3,729
Ratio of earnings to
 fixed charges (4)......        --         19.8x     34.6x      5.9x        8.3x      7.9x      5.0x

                                                       JULY 30, 1995
                                            -----------------------------------
                                                                   PRO FORMA
                                            ACTUAL  PRO FORMA(5) AS ADJUSTED(6)
                                            ------- ------------ --------------
BALANCE SHEET DATA:
Cash....................................... $ 3,689   $ 5,298       $21,818
Working capital............................  15,134    16,578        33,098
Total assets...............................  38,205    40,894        57,714
Long-term debt (including current
 maturities and Debentures)................   8,439    10,048        27,806
Stockholders' equity.......................  17,410    20,138        20,138

-------
(1) Pro forma information reflects the impact of acquisitions as if such acquisitions had been completed as of November 1, 1993. See Pro Forma Consolidated Statements of Income at F-2.
(2) The Company had net operating loss carryforwards of $14,613,000 and tax credits of $814,000 as of July 30, 1995. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Income Taxes" and Note 14 to Financial Statements.
(3) Represents operating income plus depreciation and amortization.
(4) For purposes of calculating the ratio of earnings to fixed charges, earnings include income before taxes plus interest.
(5) Reflects the effects of the Company's proposed purchase of the minority interest of Uni-Star and the proceeds of Uni-Star's accounts receivable loan and equipment term loan.
(6) Reflects the sale of Debentures hereby and the application of the estimated proceeds therefrom as described in "Use of Proceeds."

                                  RISK FACTORS

  Prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus before making any decision to invest in the Debentures.

MANAGEMENT OF GROWTH

  The Company's revenues have grown significantly during the past two years due to several acquisitions. This growth has resulted in increased responsibilities for Management. In addition, the Company is operating its manufacturing facilities in Massachusetts near full capacity. The Company intends to address these capacity constraints by expanding these facilities and acquiring related operations or facilities. See "Use of Proceeds." Such expansion will further increase the responsibilities of Management. There can be no assurance that the Company will be able to manage its expansion. The failure to do so could adversely affect the Company's financial position and results of operations.

FLUCTUATION IN QUARTERLY RESULTS

  The Company's quarterly operating results may vary significantly depending on the types of products sold and the purchasing patterns of customers. Generally, profit margins on connectors are higher than those on thermal management products and profit margins on customized connectors are higher than those on standard connectors. Connector sales and gross margins thereon can vary significantly from period to period. In addition, the Company's backlog is not indicative of future operating results, and quarterly sales and operating results generally depend upon the volume and timing of, and ability to fill, orders received within the quarter. These and other factors can materially adversely affect the Company's operating results for one or more quarters. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Quarterly Comparisons."

FUTURE ACQUISITIONS; STRATEGIC INVESTMENTS

  All the Company's current revenues are derived from businesses acquired since September 1993. See "Business--History." The Company intends to continue to pursue acquisitions of businesses and product lines which the Company believes have significant growth possibilities. See "Business--Strategy." Although the Company's acquisitions have been profitable to date, there can be no assurance that future acquisitions will be. In addition, the Company may take strategic positions in marketable securities in connection with potential acquisitions or other corporate transactions. If these acquisitions or transactions are not undertaken or completed, the sale of these securities may result in investment losses to the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Investment Income."

DEPENDENCE ON CERTAIN INDUSTRIES

  Sales of connectors to customers in the defense industry account for a significant portion of connector sales. A decline in the defense budget for programs which use the Company's products could adversely affect the Company's operating results. In addition, sales of the Company's thermal management products to customers in the microprocessor industry accounted for most of the growth in sales of such products during the nine months ended July 30, 1995. A decline in the growth of demand for high-performance microprocessors could cause a decline in the growth of sales of the Company's thermal management products and adversely affect its operating results. See "Business--Products" and "Business--Customers."

QUALITY CONTROL STANDARDS

  The Company's products are incorporated into high technology products manufactured by OEMs and, accordingly, must meet exacting specifications. A substantial portion of the Company's OEM customers require the Company to qualify as an approved supplier. In order to so qualify, the Company must satisfy stringent quality control standards and undergo extensive in-plant inspections of its manufacturing processes, equipment and quality control systems. There can be no assurance that the Company will be able to meet future customer quality requirements. See "Business--Customers."

COMPETITION

  Supplying components for use in electronic products is highly competitive. Competition is based on many factors, including product quality and reliability, timely delivery, price and customer service. A number of companies offer products and services similar to those offered by the Company. Several of these competitors are divisions of larger companies with access to greater financial and marketing resources. There can be no assurance that competitors will not develop products that are superior to the Company's products. Further, there can be no assurance that the Company will not experience additional price competition that may adversely affect the Company's position and results of operations. See "Business--Competition."

TECHNOLOGICAL CHANGES

  The markets for the Company's products are characterized by technological advances, changes in customer requirements, product introductions and evolving industry standards. The Company believes that its future success will depend, in part, on its ability to continue to develop and market products and product enhancements cost-effectively, which will require continued expenditures for product engineering, sales and marketing. There can be no assurance that the Company will be able to modify its products to meet customers' needs or that the Company's product offerings will be accepted by its markets. See "Business--Product Development" and "Business--Competition."

RAW MATERIALS COST

  The Company is dependent on aluminum for the production of its products. Historically, the price for aluminum has experienced substantial volatility. A significant cost increase for aluminum would have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Gross Profit" and "Business-- Raw Materials."

DEPENDENCE UPON KEY MEMBERS OF MANAGEMENT AND OTHER EXECUTIVE OFFICERS

  The success of the Company is largely dependent on the efforts of Marshall D. Butler, Chairman of the Board, Lawrence Butler, President and Chief Executive Officer, Neal Castleman, President of Uni-Star, and Harry Chase, President of Wakefield. The loss of their services could have a material adverse effect on the Company's business and prospects. The Company has recently entered into a three-year employment agreement with Mr. Lawrence Butler. See "Management" and "Executive Compensation."

CONTROL BY MANAGEMENT AND CERTAIN DIRECTORS

  Members of Management and the Board of Directors, individually and through partnerships controlled by certain members of Management and the Board, beneficially own 1,570,123 shares of Common Stock in the aggregate, representing 24.9% of the currently outstanding shares of Common Stock (including options for 266,263 shares of Common Stock exercisable within 60 days, but not including options for 608,737 shares of Common Stock exercisable after 60 days). By virtue of such ownership and their positions with the Company, Marshall D. Butler, Lawrence Butler and Warren G. Lichtenstein may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to the Company's stockholders. Such concentration of ownership could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company. See "Security Ownership of Certain Beneficial Owners and Management."

POTENTIAL CONFLICTS OF INTEREST

  Certain of the directors and executive officers of the Company are the general partners of, and investors in, Steel Partners and Steel Partners II. See "Security Ownership of Certain Beneficial Owners and Management." The Company, Steel Partners and Steel Partners II have cooperated, and expect to cooperate in the future, in making strategic investments intended to advance the Company's acquisition strategy. Although they intend to cooperate in achieving the Company's best interests, conflicts of interests may arise in the future.

ENVIRONMENTAL CONSIDERATIONS

  The Company's manufacturing operations are subject to environmental laws and regulations which govern waste water discharges, air emissions, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the disposal of such wastes. See "Business--Environmental."

ABSENCE OF PUBLIC MARKET FOR THE DEBENTURES; VOLATILITY OF SECURITIES PRICES

  There is currently no public market for the Debentures. Although the Debentures are expected to be traded on the SmallCap Market, there can be no assurance that an active trading market will develop for the Debentures or, if developed, that such market can be sustained. The Debentures may trade at a discount from the initial offering price, depending upon prevailing interest rates and other factors which may have a significant impact on the Debentures and the Common Stock into which the Debentures are convertible. Such factors could include the market price of similar securities, announcements of technological innovations, new products or new customer relationships by the Company or its competitors, regulatory developments, general economic and political factors, as well as periodic fluctuations in financial results.

SUBORDINATION OF DEBENTURES; HOLDING COMPANY STRUCTURE

  The indebtedness evidenced by the Debentures is subordinate to the prior payment when due of the principal of, and interest on, all Senior Indebtedness. The Indenture does not limit the incurrence of additional Senior Indebtedness, including trade debt incurred by the Company's subsidiaries or indebtedness on borrowed funds. See "Description of Debentures--Subordination of Debentures." The Company is a holding company which derives all its operating income from its subsidiaries. The holders of the Debentures will have no direct claim against such subsidiaries. The Company must rely upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations with respect to the Debentures. The ability of the Company's subsidiaries to make such payments may be restricted by, among other things, applicable laws or by the terms of agreements to which they may become party, and may be subject to the claims of secured or other creditors of the subsidiaries.

POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW; POSSIBLE ISSUANCES OF PREFERRED STOCK

  Certain provisions of Delaware law could delay, impede or make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, shares of preferred stock can be issued by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Debentures in the offering (the "Offering") are estimated to be $23,762,500 (or $27,371,875 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds of the Offering will be applied to repay (i) the outstanding balance (presently $5.6 million) under a revolving line of credit, due May 5, 1997, bearing interest at a rate of 9 1/2% per annum on September 22, 1995 (computed at .75% above the bank's corporate base rate), and (ii) the outstanding balance (presently $1 million) under a revolving line of credit, due August 31, 1996, bearing interest at a rate of 9 1/4% per annum on September 22, 1995 (computed at .50% above the bank's prime rate). In addition, approximately $7 million of the net proceeds will be used for capital expenditures, including expansion of existing anodizing facilities, additional milling and machining centers, production equipment, automated handling equipment and new computer systems. The balance of the net proceeds, approximately $10 million, will be used to fund increases in working capital and for general corporate purposes, including strategic investments and acquisitions. Although the Company intends to pursue acquisitions, there are no current agreements or understandings with respect to any acquisitions.

  Pending its application as described above, the net proceeds of the Offering will be invested in U.S. Treasury bills and other short-term investment grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock, $.03 par value ("Common Stock"), of the Company is quoted on the National Market under the symbol "ATGI." The following table sets forth for the periods indicated the range of the high and low sales prices of Common Stock as reported on the National Market.

                                                                    HIGH   LOW
                                                                   ------ ------
      Fiscal Year 1993:
        First Quarter............................................. 2 3/16 1 3/8
        Second Quarter............................................ 2 5/8  2 1/16
        Third Quarter............................................. 3 1/4  1 7/8
        Fourth Quarter............................................ 3 1/4  2 3/8
      Fiscal Year 1994:
        First Quarter............................................. 3 1/8  2 9/16
        Second Quarter............................................ 4      2 5/8
        Third Quarter............................................. 3 3/4  3
        Fourth Quarter............................................ 5 3/8  3 3/8
      Fiscal Year 1995:
        First Quarter............................................. 6      4 7/8
        Second Quarter............................................ 7 1/8  4 7/8
        Third Quarter............................................. 12 3/8 5 1/4
        Fourth Quarter (through September 22, 1995)............... 13 3/8 9 1/2

  On September 22, 1995, the closing sales price of the Common Stock, as reported on the National Market, was $10 1/8 per share. On September 22, 1995, there were approximately 235 holders of record of Common Stock.

                                   DIVIDENDS

  The Company has paid no dividends on the Common Stock and it is anticipated that no cash dividends will be paid in the forseeable future. The payment of cash dividends will depend on the earnings of the Company, the Company's capital requirements, restrictions in future loan agreements, if any, and other factors considered relevant by the Board of Directors of the Company.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of July 30, 1995: (i) on an actual basis, (ii) on a pro forma basis, reflecting the balance sheet effects of the Company's proposed purchase of the minority interest of Uni-Star (as hereinafter defined) and the proceeds of Uni-Star's accounts receivable loan and equipment term loan as described in "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Results of Actual and Pro Forma Operations--Minority Interest" and "-- Liquidity and Capital Resources," and (iii) on a pro forma as adjusted basis to give effect to the sale of the Debentures offered hereby (assuming no exercise of the over-allotment option) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                                          JULY 30, 1995
                                                    ---------------------------
                                                                         PRO
                                                                        FORMA
                                                                          AS
                                                    ACTUAL   PRO FORMA ADJUSTED
                                                    -------  --------- --------
                                                          (IN THOUSANDS)
Current portion of long-term debt.................. $   470   $   635  $   635
                                                    =======   =======  =======
Long-term debt, less current portion:
  Bank credit...................................... $ 7,969   $ 9,413  $ 2,171
  Convertible Debentures due 2005..................      --        --   25,000
                                                    -------   -------  -------
                                                      7,969     9,413   27,171
Stockholders' equity:
  Preferred Stock, $100 par value per share,
   180,000 shares authorized, none issued..........      --        --       --
  Common Stock, $.03 par value per share,
   17,000,000 shares authorized, 5,985,941 shares
   outstanding actual, 6,350,941 as pro forma and
   pro forma as adjusted (1).......................     180       191      191
  Additional paid in capital.......................  35,931    38,648   38,648
  Retained earnings (deficit)...................... (18,746)  (18,746) (18,746)
  Other............................................      45        45       45
                                                    -------   -------  -------
    Total stockholders' equity.....................  17,410    20,138   20,138
                                                    -------   -------  -------
    Total capitalization........................... $25,379   $29,551  $47,309
                                                    =======   =======  =======

--------
(1) Does not include 1,306,416 shares of Common Stock reserved for issuance upon exercise of currently outstanding options at a weighted average exercise price of $3.88 per share.

                            SELECTED FINANCIAL DATA

  The selected financial data presented below at and for the fiscal years ended October 31, 1993 and October 31, 1994 and the nine months ended July 30, 1995 have been derived from the Consolidated Financial Statements of the Company audited by Arthur Andersen LLP, independent accountants. The selected consolidated financial data presented below at and for the nine months ended July 31, 1994 have been derived from unaudited consolidated financial statements of the Company which, in the opinion of the Company, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position of the Company. Operating results for the nine months ended July 30, 1995 are not necessarily indicative of the results that may be expected for the full year. The selected financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto, Pro Forma Consolidated Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition," which are included elsewhere in this Prospectus.

                                                                                PRO FORMA(1)
                                                                      ------------------------------
                                                                      FISCAL YEAR
                             FISCAL YEAR ENDED    NINE MONTHS ENDED      ENDED    NINE MONTHS ENDED
                          ----------------------- ------------------  ----------- ------------------
                          OCTOBER 31, OCTOBER 31, JULY 31,  JULY 30,  OCTOBER 31, JULY 31,  JULY 30,
                             1993        1994       1994      1995       1994       1994      1995
                          ----------- ----------- --------  --------  ----------- --------  --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Sales
 Thermal management.....     $ 258      $20,758   $14,410   $29,353     $31,805   $23,474   $32,969
 Connectors.............        --        9,387     4,169    15,237      19,615    14,397    15,237
                             -----      -------   -------   -------     -------   -------   -------
   Total sales..........       258       30,145    18,579    44,590      51,420    37,871    48,206
Cost of sales...........       190       20,627    12,959    32,555      36,891    27,580    35,750
                             -----      -------   -------   -------     -------   -------   -------
 Gross profit...........        68        9,518     5,620    12,035      14,529    10,291    12,456
Operating expenses
 Research and
  development...........        11          674       438       838         674       438       838
 Selling, general and
  administrative........        48        6,572     4,065     8,658      10,329     7,575     8,967
                             -----      -------   -------   -------     -------   -------   -------
   Total operating
    expenses............        59        7,246     4,503     9,496      11,003     8,013     9,805
                             -----      -------   -------   -------     -------   -------   -------
Operating income........         9        2,272     1,117     2,539       3,526     2,278     2,651
Investment income.......        --          108        93       242         108        93       242
Interest income
 (expense), net.........       337           76       100      (231)       (395)     (348)     (417)
                             -----      -------   -------   -------     -------   -------   -------
Income before taxes.....       346        2,456     1,310     2,550       3,239     2,023     2,476
Provision (benefit) for
 income taxes(2)........       118         (860)      198      (175)       (781)      270      (175)
                             -----      -------   -------   -------     -------   -------   -------
Income before minority
 interest, discontinued
 operations and
 extraordinary credit...       228        3,316     1,112     2,725       4,020     1,753     2,651
Less: minority interest.        --         (384)     (189)     (264)         --        --        --
Gain on sale of
 discontinued
 operations, net of
 income tax effect......        --        1,380        --        --          --        --        --
Income (loss) from
 discontinued
 operations, net of
 income tax effect......       (22)         978     1,070        --          --        --        --
Extraordinary credit....       111           --        --        --          --        --        --
                             -----      -------   -------   -------     -------   -------   -------
Net income..............     $ 317      $ 5,290   $ 1,993   $ 2,461     $ 4,020   $ 1,753   $ 2,651
                             =====      =======   =======   =======     =======   =======   =======
PER SHARE DATA:
 Income before taxes
  less minority
  interest..............     $0.06        $0.33     $0.18     $0.35       $0.48     $0.31     $0.36
 Net income.............      0.05         0.83      0.32      0.38        0.60      0.26      0.38
 Shares used in
  computation(3)........     6,018        6,344     6,255     6,533       6,709     6,620     6,898
OTHER OPERATING DATA:
EBITDA (4)..............     $  34      $ 2,725   $ 1,368   $ 3,414     $ 4,558   $ 3,007   $ 3,729
Ratio of earnings to
 fixed charges(5).......        --         19.8x     34.6x      5.9x        8.3x      7.9x     5.0x

                                                           OCTOBER 31,
                                                          ------------- JULY 30,
                                                           1993   1994    1995
                                                          ------ ------ --------
BALANCE SHEET DATA:(6)
Cash and short-term investments.......................... $5,448 $7,406  $3,689
Working capital..........................................  8,932 15,924  15,134
Total assets............................................. 16,079 31,689  38,205
Long-term debt (including current maturities)............     --  3,902   8,439
Stockholders' equity..................................... 10,951 16,544  17,410

--------
(1) Pro forma information reflects the impact of acquisitions as if such acquisitions had been completed as of November 1, 1993. See Pro Forma Consolidated Statements of Income at F-2.
(2) The Company had net operating loss carryforwards of $14,613,000 and tax credits of $814,000 as of July 30, 1995. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Income Taxes" and Note 14 to Financial Statements.
(3) See Note 13 to Financial Statements for an explanation of the determination of weighted average Common Stock and equivalents used in computing net income (loss) per share.
(4) Represents operating income plus depreciation and amortization.
(5) For purposes of calculating the ratio of earnings to fixed charges, earnings include income before taxes plus interest.
(6) Pro forma balance sheet data is not presented.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

  The Company entered the electronic components business in October 1993. The following table sets forth the significant acquisitions made by the Company:

DATE ACQUIRED            OPERATION                                   PREDECESSOR'S NAME
-------------            ---------                                   ------------------
October 1993............ Thermal management operations in Wakefield  Wakefield Engineering, and Fall River, Massachusetts ("Wakefield") Inc. & Alutech, Inc.
June 1994............... Connector and related product operations in Interconnect Systems
                         South Pasadena, California,                 Division of Microdot Inc.
                         Montgomeryville, Pennsylvania and
                         Cincinnati, Ohio ("Uni-Star")
August 1994............. Thermal management operations in Temecula,  Aham Tor, Inc.
                         California ("Ahamtor")
June 1995............... Aluminum extrusion operations in Fullerton, Specialty Extrusions Ltd.
                         California ("Specialty")

  Since their acquisition, Ahamtor has been operated as a division, and Specialty has been operated as a subsidiary, of Wakefield.

  The results of operations acquired are included in the Company's consolidated results of operations only since their respective acquisition dates. In September 1994, the Company sold the assets and business of its Information Solutions Segment ("ISS") and is no longer in the software business. The consolidated financial statements of the Company report separately the net assets, gain on the sale and results of operations of such discontinued operation. Because fiscal 1993 only includes one week of continuing operations, 1993 results are not meaningful.

RESULTS OF ACTUAL AND PRO FORMA OPERATIONS

  The following table sets forth, for the periods indicated, certain financial data stated as a percentage of total sales:

                                                                             PRO FORMA
                                                                    ----------------------------
                                                                    FISCAL YEAR   NINE MONTHS
                             FISCAL YEAR ENDED    NINE MONTHS ENDED    ENDED         ENDED
                          ----------------------- ----------------- ----------- ----------------
                          OCTOBER 31, OCTOBER 31, JULY 31, JULY 30, OCTOBER 31, JULY 31 JULY 30,
                             1993        1994       1994     1995      1994      1994     1995
                          ----------- ----------- -------- -------- ----------- ------- --------
Sales
 Thermal management.....     100.0%       68.9%     77.6%    65.8%      61.9%     62.0%   68.4%
 Connectors.............       0.0        31.1      22.4     34.2       38.1      38.0    31.6
                             -----       -----     -----    -----      -----     -----   -----
   Total sales..........     100.0       100.0     100.0    100.0      100.0     100.0   100.0
Gross profit............      26.4        31.6      30.2     27.0       28.3      27.2    25.8
Research and development
 expense................       4.3         2.2       2.4      1.9        1.3       1.2     1.7
Selling, general and
 administrative expense.      18.6        21.8      21.9     19.4       20.1      20.0    18.6
Operating income........       3.5         7.5       6.0      5.7        6.9       6.0     5.5
Income before taxes.....     134.1         8.1       7.1      5.7        6.3       5.3     5.1
Provision (benefit) for
 income taxes...........      45.7        (2.9)      1.1     (0.4)      (1.5)      0.7    (0.4)
Net income..............     122.9        17.5      10.7      5.5        7.8       4.6     5.5

  Sales. Total sales for the nine months ended July 30, 1995 increased 140% compared to total sales for the comparable period in fiscal 1994. During the 1995 period, thermal management sales increased 104% due to internal growth of 54% and Ahamtor sales from the date of acquisition. Internal growth was due to higher sales of extruded heat sink products, primarily Penguin Coolers, related to the rapid growth of the high-performance microprocessor market. The nine-month period ended July 30, 1994 included only two months of connector sales following the acquisition of Uni-Star on June 1, 1994. In those two months, the Company had above average connector sales because it shipped products under backorders existing at the time of acquisition.

  Sales in fiscal year 1994 were not comparable to those in fiscal year 1993 due to the acquisition of Wakefield in October 1993, Uni-Star in June 1994 and Ahamtor in August 1994.

  Pro forma sales for the 1994 and 1995 periods were higher than actual sales for the same periods due to the inclusion of acquired operations. Pro forma sales for the nine months ended July 30, 1995 increased 27% compared to pro forma sales for the comparable period in fiscal 1994 primarily due to significant growth in sales of extruded heat sinks, primarily Penguin Coolers, as well as moderate growth in connector sales.

  Gross Profit. The Company's gross profit percentage decreased for the nine months ended July 30, 1995 compared to the same period in 1994 as a result of
(i) the inclusion in the 1995 period of Ahamtor, which has a lower gross profit percentage than the Company's average, (ii) an increase in the cost of aluminum, a portion of which could not be reflected in the sales price of the Company's products, (iii) a significant increase in sales of Penguin Coolers, which have a lower gross profit percentage than the Company's average, (iv) a high gross profit contribution during the 1994 period from backorders existing at the time of the acquisition of Uni-Star and (v) a change in the mix of higher margin customized connector products versus lower margin standard connector products sold. The gross profit percentage decrease was offset in part by a more efficient use of capacity.

  Pro forma gross profit percentage for the nine months ended July 30, 1995 was lower than actual gross profit percentage for the same period due to the inclusion of Specialty, which has a significantly lower gross profit percentage than the Company's average, as well as an increase in pro forma cost of sales related to the increase in the depreciable basis of equipment resulting from the proposed purchase of the minority interest of Uni-Star. Pro forma gross profit percentage for the nine months ended July 31, 1994 and the fiscal year 1994 was lower than the actual gross profit percentage for the same periods due to the lower gross profit percentages of Uni-Star and Ahamtor in the period prior to their being acquired relative to actual results.

  Pro forma gross profit percentage for the nine months ended July 30, 1995 compared to that for the nine months ended July 31, 1994 decreased due to the operating factors discussed above.

  Research and Development Expense. Research and development expense includes the cost of enhancing existing products and, to a lesser extent, the cost of developing new products. The increase for the nine months ended July 30, 1995 compared to the same period in fiscal 1994 was due to an increase in engineering staff as well as new licensing costs for engineering software and the purchase of related workstations. Pro forma research and development expense as a percentage of sales was lower than actual expense for the comparable periods due to the absence of research and development activities at the acquired operations prior to their being acquired by the Company.

  Selling, General and Administrative Expense. The decrease in selling, general and administrative expense as a percentage of sales for the nine months ended July 30, 1995 compared to the same period of fiscal 1994 was primarily attributable to increased sales without a proportionate increase in selling, general and administrative expense. Pro forma selling, general and administrative expense as a percentage of sales was lower than actual expense for the comparable periods due to the very low operating expenses of Ahamtor and Specialty.

  Investment Income. In the past, the Company held marketable securities for both strategic and investment purposes. Securities held for investment purposes are reflected at fair market value, and the gain or loss is reflected in investment income. Securities held for strategic purposes are reflected at fair market value with the unrealized gain or loss thereon reflected in stockholders' equity. The gain or loss on such securities is reflected as investment income only upon sale. Investment income for the nine months ended July 30, 1995 included $36,000 of investment security gains and $206,000 of gains on sales of strategic investment securities. In September 1995, the Company adopted a policy precluding any equity investments other than for strategic purposes. The Company currently has no marketable investment securities.

  Interest Income (Net). Interest income, which was $292,000 for the nine months ended July 30, 1995 and $139,000 for the nine months ended July 31, 1994, was earned on excess cash. Interest expense was $39,000 for the nine months ended July 31, 1994 and $523,000 for the nine months ended July 30, 1995.

  Income Taxes. The Company's provision for income taxes was impacted substantially by tax benefits from net operating loss carryforwards ("NOL Carryforwards"). The Company's tax provision is summarized as follows (in thousands):

                                                              NINE MONTHS ENDED
                                                              -----------------
                                                     FISCAL   JULY 31, JULY 30,
                                                      1994      1994     1995
                                                     -------  -------- --------
        Income before tax........................... $ 2,456   $1,310  $ 2,550
                                                     =======   ======  =======
        Tax at Federal statutory rate (34%)......... $   835   $  445  $   867
        State taxes, net of federal benefit.........     305      117      207
        Net reversal of Valuation Allowance.........  (2,846)    (820)  (1,256)
        Effects of discontinued operations and
         other......................................     846      456        7
                                                     -------   ------  -------
        Income tax provision (benefit).............. $  (860)  $  198  $  (175)
                                                     =======   ======  =======

  On November 1, 1993, the Company implemented Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). On that date, the Company had NOL Carryforwards of $23,214,000, which resulted in a tax benefit of $7,893,000 (34% of the NOL Carryforwards). In addition to tax benefits related to NOL Carryforwards, the Company had net tax benefits of $814,000 related to tax credits and $714,000 related to certain temporary differences. The Company established a net deferred tax asset for the total of the aforementioned tax benefits of $9,421,000. Due to the lack of taxable income in several prior years and uncertainty regarding the utilization of NOL Carryforwards, a valuation allowance equal to the net deferred tax asset was established (the "Valuation Allowance").

  During fiscal 1994, the Company reversed $2,846,000 of the Valuation Allowance. The reversal represented (a) tax benefits of (i) $1,807,000 (34% of the $5,314,000 of NOL Carryforwards utilized that year) and (ii) $1,360,000 resulting from Management's estimate of probable future taxable income, offset by (b) $321,000 related to the tax effects of temporary differences. For the nine months ended July 30, 1995, the Company reversed $1,256,000 of the Valuation Allowance. This reversal represented (a) tax benefits of (i) $872,000 (34% of the $3,287,000 of NOL Carryforwards utilized, less the portion of the Valuation Allowance previously allocated to these NOL Carryforwards) and (ii) $693,000 resulting from Management's estimate of future taxable income, offset by (b) $309,000 related to the tax effects of temporary differences. These reversals of the Valuation Allowance are reflected as income tax benefits in the respective periods. The remaining Valuation Allowance of $5,319,000 (primarily relating to net operating losses of $14,613,000) will be reversed as warranted by future profitable operations and Management's future estimates of the realization of the deferred tax asset based on expected taxable income.

  On July 30, 1995, the Company had, for tax purposes, remaining NOL Carryforwards of approximately $14,613,000 available to offset future taxable income, and approximately $814,000 of unused investment and research and development tax credits available to offset future Federal income taxes. The NOL Carryforwards will expire from 2000 to 2008, and the tax credit carryforwards will expire from 1995 to 2005. All carryforwards are subject to review and possible adjustment by the Internal Revenue Service. In addition,
Section 382 of the Internal Revenue Code significantly limits the amount of NOL Carryforwards usable by a corporation following a more than 50% change in ownership of the corporation during a three-year period. It is possible that subsequent transactions involving the Company's capital stock could result in such a limitation.

  Minority Interest. The Company acquired 80% of Uni-Star in June 1994. The Company is currently negotiating the purchase of the remaining interest for approximately 365,000 shares of Common Stock. The Company estimates the market value of these shares to be approximately $2.7 million (valued as "restricted securities," as defined in Rule 144 under the Securities Act of 1933 (the "Act"), subject to certain contractual voting and sale restrictions). Based upon this estimate, the purchase will increase the basis of Uni-Star's assets by $1,080,000 for financial statement purposes and thereby increase depreciation and amortization expense by an estimate of $108,000 per year.

  Discontinued Operation. The Company sold its software product business in September 1994. The purchase price was $4 million, of which $2 million was paid at closing, $1 million was paid in January 1995 and the final $1 million was paid in March 1995. An expense of approximately $800,000 was accrued, principally representing lease payments and estimated costs that the Company expected to incur on the space used by the disposed business, less estimated payments that it expected to receive for subleasing the space. The Company recognized a gain on the sale of $1,380,000, net of the $800,000 accrual, income taxes and a reserve to cover contingencies.

QUARTERLY COMPARISONS

  The following table sets forth unaudited selected quarterly financial information for the periods indicated. This information includes all adjustments, consisting only of normal recurring accruals, that Management considers necessary for a fair presentation of the data when read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere herein. The results of operations for historical periods may not necessarily be indicative of results for any future period. In the first quarter of 1995, total sales decreased due to a decrease in connector sales. Connector sales vary from period to period based on the purchasing patterns of certain customers. In the first quarter of 1995, gross profit percentage was lower than in the preceding three quarters due to the amount of custom connector products sold in each quarter. The gross profit percentage of connectors fluctuates based upon the mix of custom products, which have a higher gross profit percentage, and standard products sold. Generally, the gross profit percentage for connectors is higher than that for thermal management products.

                                                        QUARTER ENDED
                          -------------------------------------------------------------------------
                          JANUARY 31, APRIL 30, JULY 31, OCTOBER 31, JANUARY 29, APRIL 30, JULY 30,
                             1994       1994      1994      1994        1995       1995      1995
                          ----------- --------- -------- ----------- ----------- --------- --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales
 Thermal management.....    $4,710     $4,873    $4,827    $ 6,348     $ 7,624    $10,424  $11,305
 Connectors.............        --         --     4,169      5,218       3,584      5,529    6,124
                            ------     ------    ------    -------     -------    -------  -------
   Total sales..........     4,710      4,873     8,996     11,566      11,208     15,953   17,429
Cost of sales...........     3,521      3,481     5,957      7,668       8,208     11,726   12,621
                            ------     ------    ------    -------     -------    -------  -------
   Gross profit.........     1,189      1,392     3,039      3,898       3,000      4,227    4,808
Operating expenses
 Research and
  development...........       150        145       143        236         243        302      293
 Selling, general and
  administrative........     1,092      1,188     1,785      2,507       2,558      2,806    3,294
                            ------     ------    ------    -------     -------    -------  -------
   Total operating
    expenses............     1,242      1,333     1,928      2,743       2,801      3,108    3,587
Operating income (loss).       (53)        59     1,111      1,155         199      1,119    1,221
Investment income.......        --         17        76         15          11         62      169
Interest income
 (expense), net.........        44         38        18        (24)        (64)      (101)     (66)
                            ------     ------    ------    -------     -------    -------  -------
Income (loss) before
 taxes..................        (9)       114     1,205      1,146         146      1,080    1,324
Provision (benefit) for
 income tax.............        23         71       104     (1,058)         51        227     (453)
                            ------     ------    ------    -------     -------    -------  -------
Income (loss) before
 minority interest,
 discontinued operations
 and extraordinary
 credit.................       (32)        43     1,101      2,204          95        853    1,777
Minority interest.......        --         --      (189)      (195)          6       (102)    (168)
Gain on sale of
 discontinued
 operations, net of
 income tax effect......        --         --        --      1,380          --         --       --
Income (loss) from
 discontinued
 operations, net of
 income tax effect......       631       (132)      571        (92)         --         --       --
                            ------     ------    ------    -------     -------    -------  -------
Net income (loss).......    $  599     $  (89)   $1,483    $ 3,297     $   101    $   751  $ 1,609
                            ======     ======    ======    =======     =======    =======  =======
PER SHARE DATA:
 Income before taxes
  less minority
  interest..............        --      $0.02     $0.16      $0.15       $0.02      $0.15    $0.18
 Net income (loss)......      0.10      (0.02)     0.23       0.50        0.02       0.11     0.24
 Shares used in
  computation...........     6,159      5,885     6,336      6,561       6,590      6,415    6,591
                                                        QUARTER ENDED
                          -------------------------------------------------------------------------
                          JANUARY 31, APRIL 30, JULY 31, OCTOBER 31, JANUARY 29, APRIL 30, JULY 30,
                             1994       1994      1994      1994        1995       1995      1995
                          ----------- --------- -------- ----------- ----------- --------- --------
Sales
 Thermal management.....     100.0%     100.0%     53.7%      54.9%       68.0%      65.3%    64.9%
 Connectors.............       0.0        0.0      46.3       45.1        32.0       34.7     35.1
                            ------     ------    ------    -------     -------    -------  -------
   Total sales..........     100.0      100.0     100.0      100.0       100.0      100.0    100.0
Gross profit............      25.2       28.6      33.8       33.7        26.8       26.5     27.6
Research and
 development............       3.2        3.0       1.6        2.0         2.2        1.9      1.7
Selling, general and
 administrative.........      23.2       24.4      19.8       21.7        22.8       17.6     18.9
Operating income (loss).      (1.1)       1.2      12.3       10.0         1.8        7.0      7.0
Income (loss) before
 taxes..................      (0.2)       2.3      13.4        9.9         1.3        6.8      7.6

LIQUIDITY AND CAPITAL RESOURCES

  Funds for operations and purchases of capital equipment, businesses and stock for the nine months ended July 30, 1995 were provided primarily from existing cash and advances under the Wakefield loan agreement. The funds were used as follows:

    (i) $1,130,000 were used to fund operating activities, primarily to increase accounts receivables and inventories, offset in part by amounts collected on notes receivable related to the sale of the software business. See Note 3 to Financial Statements;

    (ii) $2,560,000 were used to purchase Specialty and to retire existing Specialty debt;

    (iii) $3,168,000 were used to purchase equipment, including machines to add capacity and improve productivity in the manufacturing of extruded heat sinks, primarily Penguin Coolers, and to upgrade internal computer systems; and

    (iv) approximately $2,118,000 were used to purchase 391,155 shares of Common Stock pursuant to the Company's Common Stock repurchase plan. This repurchase program has been completed.

  In June 1994, Wakefield entered into a loan agreement which included a revolving credit facility of up to $4 million, an equipment term loan of $1,250,000 and an equipment credit facility of $600,000. In May 1995, Wakefield amended this loan agreement to increase the revolving credit facility to $7 million and the equipment credit facility to $1,050,000, and to extend the term of the revolving credit facility to May 5, 1997. In addition, Wakefield borrowed $265,000 as an equipment term loan. Interest on the revolving credit facility and equipment loans accrues at the bank's corporate base rate plus
 .75%. On September 22, 1995, the interest rate on the bank debt was 9 1/2% per annum. The obligations under the loan agreement are secured by a first lien on and assignment of the assets of Wakefield, excluding Specialty's assets. The loan agreement includes various financial covenants which the Company was in compliance with on July 30, 1995, the most recently ended fiscal quarter. On September 22, 1995, $5,625,000 was outstanding under the revolving credit facility.

  On August 31, 1995, Uni-Star entered into an accounts receivable loan agreement which included a revolving credit commitment of up to $2.5 million. Uni-Star also entered into an equipment term loan in the amount of $750,000 (from which $104,000 of preexisting debt was refinanced) and an equipment acquisition facility of $300,000. The initial proceeds of $963,000 from the revolving credit commitment and $646,000 net proceeds from the equipment term loans were used to repay advances of $1,609,000 from the Company to Uni-Star. The proceeds from the equipment acquisition facility may be used only for the purchase of capital equipment. Interest on the funds advanced under the revolving credit commitment ($1 million on September 22, 1995) accrues at the bank's prime corporate rate plus .50% (9 1/4% per annum on September 22, 1995) and interest on the equipment term loan accrues at the bank's prime rate plus
 .75% (9 1/2% per annum on September 22, 1995). The principal amount of the equipment term loan is repayable in 48 equal monthly installments, beginning October 1, 1995. All Uni-Star credit facilities are secured by a first lien and assignment of substantially all Uni-Star's assets, including its accounts receivable, inventory, equipment and general intangibles.

  The Company believes that the net proceeds of this Offering, together with its currently available cash, anticipated cash flow from operations and availability under credit facilities should be sufficient to satisfy its current and planned operations for the next 12 to 18 months.

                                    BUSINESS

OVERVIEW

  The Company designs, manufactures and sells thermal management products and connectors. The Company's thermal management products serve the microprocessor, computer, consumer electronics, transportation and other industries, and its connector products serve the defense, telecommunications, automotive and aerospace industries.

  Thermal management products, principally heat sinks, remove excess heat generated by electronic components within personal computers, power supplies, stereo amplifiers and other electronic systems. The Company's largest thermal management customers are Intel, IBM, General Electric and Pioneer Electronics. The Company's Penguin Cooler line of heat sinks is specifically designed to solve the thermal management problems of the rapidly growing microprocessor market. As microprocessors become more powerful and are packaged in smaller enclosures, the need for heat sinks increases. The Company believes that most current 486 microprocessors and almost all Pentium and PowerPC microprocessors require heat sinks. According to a Dataquest Incorporated market research analysis published in June 1995, 5 million Pentium microprocessors were shipped worldwide in 1994, an aggregate of 29 million Pentium and P6 (Pentium Pro) microprocessors are projected to be shipped in 1995, and an aggregate of 61 million are projected to be shipped in 1996. The largest customers for Penguin Coolers are Intel, IBM and Compaq.

  The Company also designs, manufactures and sells miniature and micro-miniature connectors to meet rigid industrial and military specifications. Most of the Company's connectors are customized products sold to niche markets. These markets offer the Company an attractive revenue stream and significant cash flow from operations. As the miniaturization of electronic systems continues, the Company believes the demand for its miniature and micro-miniature connectors will grow. The Company's largest connector customers are Lockheed Martin, General Motors, Hughes Electronics, AT&T, Rockwell International and Loral.

HISTORY

  In 1993, Marshall D. Butler, Frederic A. Heim and Warren G. Lichtenstein joined the Board of Directors and Lawrence Butler became a consultant to the Company. Subsequently, Lawrence Butler joined the Board and in 1995 became President of the Company. Beginning in 1993, the Company embarked on a strategy to acquire electronic component companies which were: (i) operating profitably,
(ii) offering products to rapidly growing markets or high-margin niche-markets, and (iii) available at prices the Company believed to be attractive. The directors believed that their collective experience, as well as the Company's cash reserves and NOL Carryforwards, were advantages in pursuing this strategy. Concurrently, the Company reduced expenses in its software business and achieved profitability. Subsequently, the Company sold the software business. The Company has made four significant acquisitions since September 1993, three thermal management operations and one connector company. The aggregate cost of the acquisitions (excluding the proposed acquisition of the minority interest in Uni-Star) was $15 million paid in cash.

  The Company entered the thermal management business in October 1993 by acquiring Wakefield from EG&G, Inc. These operations were profitable and had a strong existing customer base. Using the business plan developed by the existing management team, the Company invested heavily in product engineering, inventory and capital equipment. Wakefield's management was given greater autonomy to make pricing and market-related decisions. This resulted in a significant increase in sales of thermal management products, especially Penguin Coolers.

  In June 1994, the Company acquired an 80% interest in the connector operations of Microdot Inc. Neal Castleman, the current President of Uni-Star and an experienced manager in this market, acquired the remaining 20% interest. At the time, Microdot Inc. was being operated under Chapter 11 of the Bankruptcy Code. This acquisition was an opportunity to enter a high-margin, niche-market business with relatively stable revenues at what the Company believed to be a highly attractive price. The Company is currently negotiating the purchase of Mr. Castleman's minority interest. See "Management's Discussion and Analysis of Financial Results and Operations--Results of Actual and Pro Forma Operations--Minority Interest."

  In August 1994, the Company acquired Ahamtor, which designs, manufactures and sells extruded aluminum heat sinks. Ahamtor, based in California, complemented the Company's existing Massachusetts thermal management operations by enlarging its market territory and broadening the Company's customer base for thermal management products.

  In June 1995, the Company acquired a supplier of extruded aluminum, the primary raw material for heat sinks, by purchasing Specialty. This acquisition provided the Company with a supplier for a portion of its extruded aluminum needs. Specialty sells most of its output to third party customers.

STRATEGY

  The Company's goals are to be the leading provider of thermal management products and a profitable supplier of niche-market connectors. The Company intends to achieve these goals by using the following strategies.

  Supply Thermal Management Solutions to Growing High Technology Markets. The Company seeks to capitalize on selected growth segments of the high technology sector by supplying thermal management solutions. Sales of the Company's Penguin Cooler line of heat sinks, a thermal management component for Pentium and PowerPC microprocessors, have grown in response to this expanding market.
  Acquire Businesses and Assets at Attractive Prices. The Company intends to continue acquiring companies in its current and related markets that it believes to be undervalued or undermanaged. See "Use of Proceeds" and "Business--History."

  Invest in Value-Added Engineering and Product Development. The Company seeks to offer its customers customized value-added products that meet their individual needs. By maintaining a strong engineering capability, the Company is able to provide products that meet customer specifications in a timely manner. The Company does not expend resources in research areas that are not directly related to customer needs, and its emphasis has been on product engineering rather than on basic research.

  Invest Capital to Increase Capacity and Production Efficiencies. The Company has experienced significant internal growth, particularly in its thermal management business. It plans to increase capacity and improve manufacturing efficiencies through expenditures for new equipment and additional facilities, as well as through acquisitions. See "Use of Proceeds."

  Create Entrepreneurial Environment for Operating Management. The Company gives its managers autonomy to make pricing and market-related decisions that allows them to respond to customer needs and increase market share. In addition, the Company provides incentives to managers of its operating subsidiaries through performance bonuses and stock option programs.

PRODUCTS

 Thermal Management

  Thermal management products are designed to dissipate heat generated within electronic components and systems. The Company designs, manufactures and sells thermal management products which serve a variety of industries, including the microprocessor, computer, consumer electronics, industrial control, medical instrumentation, laser, power supply and conversion, telecommunication equipment, transportation and welding equipment industries. Company customers for thermal management products include leading original equipment manufacturers ("OEMs") of electronic equipment such as IBM, Intel, General Electric and Pioneer Electronics.

  The demand for thermal management products is growing. As published in Electronic Buyers' News in February 1995, International Interconnect Intelligence, a market research firm, estimates that the average annual compound growth rate for thermal products for electronic applications will be 13% to 14% worldwide for the ten-year period from 1990 to 2000, a jump from $2 billion to $6 billion, and sales of thermal management products to the digital electronics industry are projected to grow even faster, from $95 million in 1993 to more than $725 million by 1998 in North America. In addition, the introduction of the Pentium, which uses up to 16 watts of electrical power, made thermal management critical for proper performance and reliability. According to an independent market research study published by ARS inc. in September 1994, Pentium microprocessors are estimated to grow from less than 1% of the microprocessor market in 1993 to over 27% in 1995 and 63% in 1997.

  The Company believes it has distinguished itself in its ability to design and manufacture innovative thermal management products to meet the needs of this rapidly growing market segment. The Company's Penguin Cooler line of heat sinks is specifically designed to solve thermal management problems in high-performance microprocessors, such as the Pentium. Sales of Penguin Coolers have experienced considerable growth in the past year and are an increasingly significant portion of the Company's sales.

  The Company's thermal management products include:

                               Heat sinks specifically designed for high-
  PENGUIN COOLERS              performance microprocessors and personal
                               computers. These are used to solve thermal problems of Pentium and certain 486 and PowerPC products. Other microprocessor-specific products include fansink assemblies (heat sinks with electric fans attached to them) and plastic heat sinks.

  EXTRUDED HEAT SINKS          Heat sinks and heat sink assemblies
                               designed for high power industrial
                               applications, including transportation and stereo amplifiers. Other products include bonded fin heat sinks used by makers of power supplies.

  LOW POWER HEAT SINKS         Heat sinks designed for heat dissipation in
                               power semiconductors, transistors,
                               rectifier, diodes and other electronic
                               components used in electronic applications.
                               Typically, these are smaller components
                               used on printed circuit boards.

  ACTIVE COOLING               These products use air or liquid to
  COMPONENTS                   dissipate heat. Air-to-air heat exchangers
                               use fans to exchange heat with cooler air and are used in high-performance telecommunications, military and aerospace systems. Liquid cooling systems are used in applications which require the removal of significantly greater amounts of heat such as mainframe computers.

  PRECISION COMPRESSION        These products are complete mounting clamp
   MOUNTING CLAMP              and heat sink assembly systems for proper
   SYSTEMS                     installation, compression and cooling of
                               high-power compression pack silicon-
                               controlled rectifiers.

  ACCESSORY PRODUCTS           The Company's accessories include high-
                               performance thermal compounds, adhesives, interface materials, hardware and installation tools and other accessories.

 Connector Products

  Connectors are electro-mechanical devices which permit electronic components such as printed circuit boards, power supplies and peripherals to be attached and separated. The Company designs, manufactures and sells high-reliability miniature and micro-miniature connectors used in military-specification and high-performance applications. The Company's products also include backpanels, headers and automotive switches. The Company's connector products are typically produced in small volumes for niche markets and are highly customized for the user's specific requirements. Company customers for connectors include Lockheed Martin, General Motors, AT&T, Hughes Electronics and Loral.

   Connectors are required in many applications and are used in a diverse group of industries, including the military, aerospace, medical instrumentation and telecommunication industries. As a result, the demand for connectors is growing. Fleck Research estimated in their 1995 Outlook, that the connectors, cable assemblies and backpanel market in North America was $10 billion in 1994 and is projected to grow by 9.1% to $10.9 billion in 1995. Furthermore, significant increases in printed circuit board performance require connectors to take more connection points off the board, and to accommodate more contacts in smaller spaces. As a result, the Company believes the demand for miniature and micro-miniature connectors will grow.

  The Company's connector products include:

  MICRO-MINIATURE              Connectors which are configured in one to
  RECTANGULAR CONNECTORS       four rows with up to 400 contacts and
                               designed for high reliability military and commercial applications.

  COAXIAL CONNECTORS           Coaxial connectors are single contact
                               miniature and micro-miniature devices used predominantly in high reliability communications and control systems.

  CIRCULAR CONNECTORS          The Company produces numerous families of
                               circular connectors, including hermetic
                               connectors. Hermetic connectors are
                               designed and produced to be impervious to liquids and gases and to function in severe environmental areas such as jet engines and various instrumentation and manufacturing systems.

  BACKPANELS AND HEADERS       Backpanels are manufactured either as
                               aluminum or printed circuit card units for use in control systems and avionics. The
                               Company also produces VME (an international specification) backpanels and systems enclosures containing backpanels. The
                               Company also provides automatic wire
                               wrapping services, which permit engineers to test and de-bug prototype boards before producing printed circuit cards.

  AUTOMOTIVE SWITCHES          The Company's automotive switches are used
                               for brake lights, door jams, cruise
                               control, neutral safety start, junction
                               blocks and other automotive uses.

  TELEPHONE MODULE PLUGS       Modular plugs are available in various
                               configurations for a host of telephone and other applications.

CUSTOMERS

  The Company has established a broad base of over three thousand customers, representing a wide range of industries. No single customer accounted for greater than 10% of the Company's sales during its fiscal year 1994 or during the nine months ended July 30, 1995. The electronics industry, especially the high-performance microprocessor and personal computer markets, represents the Company's fastest growing customer group. Sales of the Company's thermal management products in the microprocessor industry accounted for most of the growth of such sales in the nine months ended July 30, 1995. Generally, sales of connectors to the defense industry account for approximately 50% of connector sales.

  The Company's products are incorporated into high technology products manufactured by OEMs and, accordingly, must meet exacting specifications. A substantial portion of the Company's OEM customers require the Company to qualify as an approved supplier. In order to so qualify, the Company must satisfy stringent quality control standards and undergo extensive in-plant inspections of its manufacturing processes, equipment and quality control systems.

SALES, MARKETING, AND DISTRIBUTION

  The Company designs, manufactures and sells both standard and customized products. The Company seeks to become a strategic supplier to its customers and to differentiate itself from its competitors by offering a higher level of service and technical sales support to its customers. The Company has a team of trained technical applications engineers and technicians who are dedicated to providing ongoing technical support. These engineers and technicians develop application-related literature, provide answers to customers' questions on the use and application of the Company's products and provide field support to customers. In addition, the Company has entered into a joint marketing relationship with Flomerics, the developer of FLOtherm, a software used by engineers to design new thermal management products, to make joint presentations at trade shows and for Flomerics to feature products developed by the Company in its demonstrations. The Company believes the technical services provided by its engineers and technicians are an important factor in its sales and product development efforts.

  The Company sells its products through a network of independent contract manufacturers' representatives and distributors. In North America, thermal management products are marketed through a seven-person direct sales force, 18 sales representatives and 60 distributors, and connectors are marketed through 17 manufacturers' representatives supported by the Company's six-person product sales force. Sales offices are located in Wakefield, Massachusetts; Temecula, Fullerton and South Pasadena, California; Cincinnati, Ohio; and Colmar, Pennsylvania. In international markets, the Company uses five manufacturers' representatives and 19 international distributors. International sales of connector products are supported by two Company facilities located in England and France, which also assemble and sell micro-miniature connectors for the European market. Overall, international sales were responsible for 6.4% of the Company's revenues during the nine months ended July 30, 1995.

  In general, the Company's sales representatives and distributors have entered into agreements that allow for termination by either party upon 30 to 90 days notice. Generally, distributors are permitted to return a small portion of products purchased by them during the term of the agreements and to return all products (other than obsolete products) purchased by them upon termination by the Company. The Company's distributors are generally not precluded from marketing competitive products.

PRODUCT DEVELOPMENT

  The Company's product development strategy is focused on engineering modifications of existing products in response to customer needs. The Company does not focus on the development of entirely new products or materials. During fiscal 1994, the Company spent $674,000 on product research and development, and during the nine months ended July 30, 1995, it spent $838,000, primarily for development of thermal management products. The Company believes that its technical capabilities, in conjunction with collaborative efforts with customers, will allow it to continue to introduce products responsively and quickly.

  The Company is currently developing standard and custom heat sink assemblies for next generation microprocessors, such as the P6 (Pentium Pro) and P7. In addition, the Company plans to expand product offerings for many types of low power heat sinks and to expand its collaboration programs with manufacturers of alternative materials to achieve cost reduction and performance improvements for thermal management components.

  The Company intends to continue developing new connector products by modifying and enhancing its current products. In keeping with this strategy, the Company is currently designing and developing its next generation micro-miniature connector family, which it expects will quadruple connection capacity in a given space. The Company expects these products to be ready for market in 1996.

COMPETITION

  The thermal management market is highly competitive. There are several companies which compete directly with the Company in the thermal management business and offer products and services similar to those offered by the Company. Although no one competitor is dominant, there are four principal competitors in the thermal management market, including the Company. The Company's three major competitors are

Aavid Thermal Technologies, Inc., IERC, a division of Dynamics Corporation of America, and Thermalloy, a division of Bowthorpe, plc. Two of the Company's thermal management product competitors are divisions of larger corporations and, as such, have significantly greater financial, marketing, and technical resources than the Company. Additional competition comes from hundreds of small machine shops located throughout the country.

  The connector industry is highly fragmented with competition drawn along very specific product lines. The larger connector companies, which include AMP, Molex, ITT and Labinal, are large multi-national companies. These firms have financial, marketing and technical resources far greater than the Company's. Typically, these firms manufacture mass market, large volume standardized products which do not compete directly with the Company's product lines. The Company's principal competition in its connector operations, comes from smaller niche-oriented companies which, like the Company, focus on low volume customized products. Occasionally, the Company competes with smaller divisions of the larger firms. The Company's direct competitors include HCC and Deutsch in the hermetic connector market, CTS's Fabritek division and Teradyne in the backpanel and header market, and ITT's Cannon division and Labinal's Cinch division in the miniature and micro-miniature connector market.

BACKLOG

  The Company's backlog as of July 30, 1995 was approximately $22 million compared with $9.5 million on October 31, 1994. Backlog typically consists of purchase orders scheduled for shipment within 60 days following the order date for thermal management products and 90 days for connector products. The Company's backlog at any time is not indicative of future revenue. The Company has also entered into buying agreements with several customers for its connectors, including Lockheed Martin, Raytheon and Rockwell International. These buying agreements generally provide that, for a term of 18 months to two years, a customer will purchase all its requirements, if any, for a particular product from the Company for a fixed price.

PROPRIETARY RIGHTS

  The Company applies for patents with respect to its most significant patentable developments. It owns six patents related to its thermal management products which expire from 1997 to 2012, and it has eight patents pending. The Company owns 11 patents related to its connector products. Management believes that its competitive position is not dependent on patents and that patent expirations will not materially adversely affect the Company's competitive position.

RAW MATERIALS

  The principal raw material used in thermal management products is aluminum. The principal raw materials used in connector products are aluminum, copper, stainless steel and steel alloy. The Company also uses gold, plating chemicals, plastics, bar metal and wire in its production of connectors. The price of raw materials represents a significant portion of the sales price of the Company's products. With the exception of a portion of the Company's extruded aluminum needs supplied under a one-year fixed price contract, these prices are based upon market prices at the time of purchase. Historically, the price of aluminum has experienced substantial volatility. Although thermal management products are generally shipped within 60 days, and connectors are generally shipped within 90 days, of receipt of orders, increases in raw materials prices cannot always be reflected in product sales price. All raw materials are readily available from multiple suppliers at competitive prices. In addition, Specialty supplies a portion of the Company's needs for extruded aluminum.

ENVIRONMENTAL

  The Company believes that it conducts its operations in substantial compliance with applicable environmental requirements.

  The Company uses several metal finishing processes in conjunction with manufacturing its products. Anodizing, a method of electro-charging aluminum and coating it with chemicals to enhance appearance and improve corrosion resistance, is used in manufacturing heat sinks and certain other thermal management products. Anodizing is done by the Company at its Fall River, Massachusetts facility. A waste-product of the anodizing process is removed from the Fall River facility by licensed waste haulers. The Company's Temecula, California thermal management facility utilizes fully licensed third party vendors to anodize its products. The Company also uses plating in its connector operations to improve the products' appearance, provide corrosion protection and, in some cases, enhance conductivity. The Company's connector facilities in South Pasadena, California and Cincinnati, Ohio include precious metal plating operations. These operations generate small amounts of toxic waste, which are removed from the facilities by licensed waste haulers.

  While the Company believes that it has all environmental permits necessary to conduct its business and that its activities conform to current environmental regulations, more stringent environmental regulations may be enacted in the future, and there can be no assurance that the Company will not incur significant costs in the future in complying with such regulations. Local environmental agencies monitor the Company's operations for ongoing compliance with environmental requirements, and the Company is required to correct any violations revealed by such monitoring. Although the Company is periodically subject to notices of violations with respect to environmental requirements, it is not aware of any violations that would require the Company to incur material costs.

EMPLOYEES

  On July 30, 1995, the Company had 707 employees (661 of whom were full time). Its thermal management operations had 374 employees (358 of whom were full time), all in domestic operations, and its connector operations had 316 employees in domestic operations (287 of whom were full time) and seven resident outside the United States (all of whom were full time). In addition, the Company had 10 corporate employees (nine of whom were full time). Employees are not represented by a labor union. Management believes that employee relations are excellent.

PROPERTIES

  The Company has leases for manufacturing facilities at the following locations:

                                       APPROXIMATE     PRINCIPAL      EXPIRATION
      LOCATION                         SQUARE FEET    FACILITY USE       DATE
      --------                         -----------    ------------    ----------
      South Pasadena, California......   52,696        connectors      May 2004
      Temecula, California............   44,200    thermal management  December
                                                        products         1996
      Fullerton, California...........   15,000    thermal management   August
                                                        products         1998
      Cincinnati, Ohio................   18,000        connectors      November
                                                                         1999
      Wakefield, Massachusetts........   56,500    thermal management  November
                                                        products         2003
      Fall River, Massachusetts.......   60,000    thermal management   April
                                                        products         2000
      Colmar, Pennsylvania............   37,000        connectors       March
                                                                         2000

  Management feels that these facilities are suitable for the purposes for which they are used. The Company is currently negotiating a five-year extension of the lease for its Temecula, California facility. The Company has office space for its corporate staff in Houston, Texas, Santa Monica, California and New York, New York.

  In addition, the Company currently has approximately 67,000 square feet of leased space in Houston, Texas, substantially all of which is subleased under subleases which expire concurrently with the Company's overlease in 1998. See "Business--History" and Note 9 to Financial Statements.

LEGAL PROCEEDINGS

  There are no material pending legal proceedings against the Company and, to the Company's knowledge, no such proceedings are threatened.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The directors, executive officers and key employees of the Company are as follows:

      NAME                     AGE POSITION
      ----                     --- --------
      Marshall D. Butler...... 68  Chairman of the Board(1)(2)
      Lawrence Butler......... 33  President, Chief Executive Officer and Director(1)(4)
      Johnny J. Blanchard..... 37  Secretary, Treasurer and Chief Financial Officer
      Neal Castleman.......... 45  President, Uni-Star Industries, Inc.
      Harry Chase............. 59  President, Wakefield Engineering, Inc.
      Donald K. Grierson...... 61  Director(3)
      Frederic A. Heim........ 68  Director(2)(3)(4)
      Warren G. Lichtenstein.. 30  Director(1)
      Dr. Kenneth W. Rind..... 60  Director(2)(4)

--------
(1) Member of the Executive Committee.
(2) Member of the Compensation Committee.
(3) Member of the Stock Option Committee.
(4) Member of the Audit Committee.

  MR. MARSHALL D. BUTLER has been Chairman of the Board of the Company and a director since April 1993. He has served as a director of AVX Corporation, a manufacturer of ceramic capacitors and a subsidiary of Kyocera Corporation, since 1973. Mr. Butler served as Chief Executive Officer of AVX Corporation from December 1973 until his resignation on April 1, 1993. From 1973 to 1990, Mr. Butler was Chairman of the Board of AVX Corporation. Mr. Butler was a director of Kyocera Corporation from January 1990 through June 1995. Mr. Butler has been a director of MassMutual Corporate Investors and MassMutual Participation Investors since 1989.

  MR. LAWRENCE BUTLER has been President and Chief Executive Officer of the Company since April 1995. From September 1994, he was an executive vice president. He has served as a director of the Company since September 1994. He has been a director and President of Camelia Group, Inc., a general partner of Steel Partners, L.P. (a private investment partnership), a Delaware limited partnership ("Steel Partners"), since 1990. Mr. Butler has served as President and a director of Steel Partners, Ltd., the general partner of Steel Partners Associates, L.P., which is the general partner of Steel Partners II, L.P. (private investment partnership) ("Steel Partners II"), since 1993. He received his Bachelor of Arts from the University of Pennsylvania in 1984 and his Masters of Business Administration from University of California--Los Angeles in 1989. Lawrence Butler is Marshall D. Butler's son.

  MR. WARREN G. LICHTENSTEIN has served as a director of the Company since April 1993 and as an Executive Vice President from September 1994 through September 1995. Mr. Lichtenstein has been President of a general partner of Steel Partners since he co-founded Steel Partners with Lawrence Butler in 1990. Mr. Lichtenstein has also been the chief executive of the general partner of the general partner of Steel Partners II, since 1993. From 1988 to 1990, he was an acquisition/risk arbitrage analyst with Ballantrae Partners, L.P., a private investment partnership. Since 1993, Mr. Lichtenstein has also served as a director of SL Industries, Inc., a New York Stock Exchange company engaged in the manufacture and sale of electrical-mechanical and specialty products. Mr. Lichtenstein has also served, since April 1994, as a director of Gateway Industries, Inc., formerly a software designer and manufacturer, and since 1994 as a director of Saratoga Spring Water, Inc., a bottler and distributor of spring water.

  MR. DONALD K. GRIERSON served as Vice-Chairman of the Board of the Company from April 1993 through April 1995. From December 1988 until April 1993, Mr. Grierson served as Chairman of the Board of the Company. He has been a director of the Company since February 1988. Since 1991, Mr. Grierson has also served as Chairman of the Board, President and Chief Executive Officer of ABB Vetco Gray Inc., which designs, manufactures, sells and services highly engineered exploration and production equipment used by the worldwide oil and gas industry, primarily for offshore applications. From July 1985 to December 1990, Mr. Grierson was an independent venture capitalist and business consultant. Mr. Grierson currently serves as a director of Parametric Technology Inc., a developer and marketer of software products for the automation of the mechanical design process.

  MR. FREDERIC A. HEIM has been a director of the Company since April 1993. Mr. Heim, a private investor, has served as a director of Encino Savings and Loan, Van Nuys, California from 1991 until 1994. He was a co-founder and, from 1981 to 1990, a director and Executive Vice President of Computer Memories Incorporated, a manufacturer of computer disk drives.

  DR. KENNETH W. RIND has been a director of the Company since April 1995. Dr. Rind since 1981, has been a chairman of Oxford Partners Corporation, an independent venture capital management firm. Dr. Rind is currently a director of Medical Sterilization, Inc., a supplier of sterilization equipment and services and Vaso Medical, Inc., a medical technology company and several private companies. Dr. Rind holds a Ph.D. in nuclear chemistry from Columbia University.

  MR. JOHNNY J. BLANCHARD has been Treasurer, Secretary and Chief Financial Officer of the Company since September 1994; prior thereto, from December 1989, he was Controller of the Company; and prior thereto, from October 1988, he was General Accounting Manager of the Company. Mr. Blanchard is a Certified Public Accountant.

  MR. HARRY CHASE has been President of Wakefield Engineering, Inc. since October 1993. Prior thereto, from August 1990, he was General Manager of Wakefield Engineering, Inc., a division of EG&G, Inc.

  MR. NEAL CASTLEMAN has been President of Uni-Star Industries, Inc. since June 1994. Since January 1992 he has also been the President of Ergo Mechanical Systems, Inc., a manufacturer of video deployment systems. From December 1982 to October 1991, Mr. Castleman was President of Tri-Star Electronics Inc., a manufacturer of electronic connectors and contacts.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth as of August 31, 1995 (unless otherwise noted) the number and percentage of outstanding shares of Common Stock of the Company owned beneficially, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), by (i) each stockholder known by the Company to own more than 5% of the outstanding shares of Common Stock and (ii) each director and named Executive Officer of the Company. Except as otherwise specified, the named beneficial owner has sole voting and investment power.

                                                            AMOUNT AND
                        NAME AND ADDRESS                    NATURE OF   PERCENT
                               OF                           BENEFICIAL     OF
                      BENEFICIAL OWNERS(1)                 OWNERSHIP(2) CLASS(2)
                      --------------------                 ------------ --------
      Marshall D. Butler(3)(4)............................    258,000     4.3%
      Lawrence Butler(5)(6)...............................    960,308    15.7%
      Donald K. Grierson(7)...............................    210,000     3.4%
      Frederic A. Heim(3)(8)..............................     15,000      *
      Warren G. Lichtenstein(5)(9)........................    974,942    15.9%
      Dr. Kenneth W. Rind(10).............................        --       *
      Johnny J. Blanchard(11).............................      9,033      *
      Harry Chase(12)(13).................................      6,150      *
      All Directors and Executive Officers as Group
       (seven persons)(14)................................  1,570,123    24.9%
      Steel Partners, L.P.................................    639,810    10.6%
      Dimensional Fund Advisors(15).......................    307,400    5.09%

--------
*Constitutes less than 1%.
 (1) Unless otherwise indicated, the address of each beneficial owner is c/o Alpha Technologies Group, Inc., 750 Lexington Avenue, 27th Floor, New York, New York 10022.
 (2) Includes shares deemed to be beneficially owned by such persons or entities pursuant to Rule 13d-3 promulgated under the Exchange Act because they have the right to acquire such shares within 60 days upon the exercise of options or similar rights or because such persons or entities have or share investment or voting power.
 (3) Does not include shares owned by Steel Partners and Steel Partners II of which Mr. M. Butler and Mr. Heim are each limited partners. Messrs. Butler and Heim disclaim beneficial ownership of such shares.
 (4) Includes 10,000 shares which Mr. M. Butler has the right to acquire upon the exercise of stock options within 60 days at an exercise price of $2.38 per share. Does not include 115,000 shares which he will have the right to acquire upon the exercise of stock options after 60 days at a weighted average exercise price of $5.04 per share.
 (5) Includes 639,810 and 223,500 shares owned by Steel Partners and Steel Partners II, respectively, which Messrs. L. Butler and Lichtenstein may be deemed to beneficially own by virtual of their shared voting and dispositive power.
 (6) Includes 96,998 shares owned directly by Lawrence Butler, of which 89,998 are shares which Mr. Butler has the right to acquire upon the exercise of stock options within 60 days at a weighted average exercise price of $3.31 per share. Does not include 205,002 shares which he will have the right to acquire upon the exercise of stock options after 60 days at a weighted average exercise price of $4.70 per share.
 (7) Includes 60,000 shares which Mr. Grierson has the right to acquire upon the exercise of stock options within 60 days at a weighted average exercise price of $2.96 per share.
 (8) Includes 10,000 shares which Mr. Heim has the right to acquire upon the exercise of stock options within 60 days at an exercise price of $2.38 per share. Does not include 15,000 shares which he will have the right to acquire upon the exercise of stock options after 60 days at an exercise price of $2.38 per share.
 (9) Includes 111,632 shares owned directly by Mr. Lichtenstein, of which 83,332 are shares which Mr. Lichtenstein has the right to acquire upon the exercise of stock options within 60 days at a weighted average exercise price of $3.34 per share. Does not include

   111,668 shares which he will have the right to acquire upon the exercise of stock options after 60 days at a weighted average exercise price of $3.64 per share.
(10) Does not include 60,000 shares which Dr. Rind has the right to acquire upon the exercise of stock options after 60 days at an exercise price of $5.56 per share.
(11) Includes 8,933 shares which Mr. Blanchard has the right to acquire upon the exercise of stock options within 60 days at a weighted average exercise price of $3.12 per share. Does not include 19,067 shares which he will have the right to acquire upon the exercise of stock options after 60 days at a weighted average exercise price of $4.87 per share.
(12) Address is c/o Wakefield Engineering, Inc., 60 Audubon Road, Wakefield, Massachusetts 01880.
(13) Includes 4,000 shares which Mr. Chase has the right to acquire upon the exercise of stock options within 60 days at an exercise price of $2.93 per share. Does not include 83,000 shares which he will have the right to acquire upon the exercise of stock options after 60 days at a weighted average exercise price of $4.60 per share.
(14) Includes an aggregate of 266,263 shares which individuals in the group have the right to acquire upon the exercise of stock options which are exercisable within 60 days at a weighted average exercise price of $3.16 per share. Also includes 639,810 shares held by Steel Partners and 223,500 shares held by Steel Partners II over which Messrs. Lichtenstein and L. Butler may be deemed to be the beneficial owners by virtue of their shared voting and dispositive power. Does not include 608,737 shares which the individuals in this group have the right to acquire, at a weighted average exercise price of $4.59, upon the exercise of stock options after 60 days.
(15) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment adviser, is deemed to have beneficial ownership of 307,400 shares of Alpha stock as of December 31, 1994, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

  Directors are elected at the Annual Meeting of Stockholders or to fill vacancies by the Board of Directors, to serve until the next Annual Meeting of Stockholders or the election of their successors. Officers are appointed by the Board of Directors, typically at its first meeting after the Annual Meeting of Stockholders, for such terms as the Board of Directors may determine or until the election of their successors.

                            EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid or accrued for services rendered in all capacities to the Company during the fiscal years ended October 31, 1994 and October 31, 1993 and the nine months ended July 30, 1995 to the current executive officers who are compensated at an annual rate of more than $100,000 (including amounts paid to Mr. L. Butler and Mr. Lichtenstein for services rendered before their election as officers). Neal Castleman has served as President of Uni-Star without compensation since June 1995. The Company and Mr. Castleman are currently negotiating a three-year employment contract.

                                                                  LONG TERM COMPENSATION
                                                                  ----------------------
                                                                          AWARDS
                                                                          ------
                                          ANNUAL COMPENSATION
NAME AND PRINCIPAL                        ----------------------- SECURITIES UNDERLYING     ALL OTHER
POSITION                     PERIOD       SALARY($)     BONUS($)     OPTIONS/SARS(#)     COMPENSATION ($)
------------------           ------       ---------     --------  ---------------------  ----------------
Marshall D. Butler      Nine months ended
 Chairman of the Board  July 30, 1995     $112,500(1)  $      --         100,000            $   --
                        Fiscal 1994         16,538(2)         --              --                   --
                        Fiscal 1993             --(2)         --          25,000                   --

Lawrence Butler         Nine months ended
 Chief Executive        July 30, 1995      107,039(3)   54,000(5)        100,000(6)                --
 Officer and Director   Fiscal 1994         13,231             --        120,000(7)            57,500(7)
                        Fiscal 1993             --             --         75,000(8)(9)         75,000(9)

Warren G. Lichtenstein  Nine months ended
 Executive Vice         July 30, 1995       90,000(4)          --             --                   --
 President and Direc-   Fiscal 1994         13,231(2)          --        120,000(7)            57,500(7)
 tor                    Fiscal 1993             --(2)          --         75,000(9)            75,000(9)

Harry Chase             Nine months ended
 President, Wakefield   July 30, 1995       96,912         35,875                               1,983(11)
 Engineering, Inc.      Fiscal 1994        116,896         25,000        120,000(10)            2,107(11)
                        Fiscal 1993             --             --             --                   --

--------
(1) During the current fiscal year, Marshall D. Butler is receiving compensation at the rate of $150,000 per annum.
(2) Does not include $2,000 paid as a director's fee in fiscal 1994 and $4,000 in fiscal 1993.
(3) On April 19, 1995, Lawrence Butler became President and Chief Executive Officer of the Company at a salary of $180,000 per annum. In August 1995, Mr. Butler entered into a three-year employment agreement with the Company. As part of his employment agreement and consistent with the Company's policy of not paying investment banking fees to a director receiving compensation as an employee, Mr Butler agreed that no such fees would be payable to him, directly or indirectly, during the term of the agreement.
(4) Until September 30, 1995, Mr. Lichtenstein was receiving compensation at the rate of $120,000 per annum.
(5) Mr. Butler's employment contract provides for a bonus, based on the Company's earnings for its fiscal year ended October 31, 1995 from continuing operations, less minority interest and before provision for income taxes. Based on specific earning targets, the bonus will range between 16% to 69% of his salary, and is contingent on the Company's net income reaching certain levels. The amount shown represents Mr. Butler's accrued bonus to July 30, 1995.
(6) On April 19, 1995, in connection with his election as President of the Company, Lawrence Butler was granted options to purchase 100,000 shares of Common Stock, 50,100 of which are exercisable at $5.98 per share and 49,900 of which are exercisable at $5.44 per share in three equal cumulative annual installments until April 19, 1998. The fair market value of the shares on April 19, 1995 was $5.44.
(7) For investment banking and consulting services rendered in connection with the acquisitions of Uni-Star and Ahamtor, the Company granted options to purchase 50,000 shares and 70,000 shares, respectively, of Common Stock to each of Lawrence Butler and Warren G. Lichtenstein. Such options are exercisable at a price of $3.50 and $4.47 per share (the fair market values of the shares at the dates of grant), respectively, each in three equal cumulative annual installments through 1997. For investment and consulting services rendered in connection with the acquisition of Uni-Star, the Company paid $57,500 to each of Lawrence Butler and Warren G. Lichtenstein.
(8) Prior to his serving as a director or becoming an employee, on June 21, 1993 Lawrence Butler entered into a consulting agreement with the Company pursuant to which he received stock options entitling him to purchase 25,000 shares of Common Stock at an exercise price of $2.63 per share (the fair market value of a share at the date of grant) in three equal cumulative annual installments until June 21, 1996.
(9) For investment banking and consulting services rendered in connection with the acquisition of Wakefield, the Company (a) paid $75,000 and (b) granted stock options to purchase 50,000 shares of Common Stock at an exercise price of $2.75 per share (the fair market value of the shares on the date of the grant), exercisable in three equal cumulative annual installments until October 29, 1996 to each of Lawrence Butler and Warren G. Lichtenstein .
(10) On October 28, 1994, Mr. Chase was granted stock appreciation rights ("SARs") for 100,000 shares of Common Stock with 33,000 shares vesting immediately, 33,000 on October 31, 1996 and 34,000 on October 31, 1997. In July 1995, Mr. Chase exercised the 33,000 vested shares and received a cash payment of $156,625.00, representing appreciation on the underlying shares. In addition, in July 1995, he exchanged the remaining 67,000 unvested SARs for stock options with the same vesting schedule as the SARs and an exercise price of $5.00 per share.
(11) Represents the value of Mr. Chase's personal use of a Company-provided car.

                           DESCRIPTION OF DEBENTURES

  The Debentures are to be issued under an Indenture, dated as of           ,
1995 (the "Indenture"), between the Company and           , as Trustee (the
"Trustee"). A copy of the Indenture substantially in the form in which it is to be executed has been filed as an exhibit to the Registration Statement. The following summarizes the material provisions of the Indenture and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. Wherever particular articles, sections or defined terms of the Indenture are referred to, it is intended that such articles, sections or defined terms shall be incorporated herein by reference.

GENERAL

  The Debentures will be limited to $25,000,000 aggregate principal amount (or $28,750,000 aggregate principal amount assuming exercise in full of the Underwriter's over-allotment option), will be unsecured subordinated
obligations of the Company, and will mature on             , 2005. The
Debentures will bear interest from             , 1995 at the rate per annum
shown on the cover page of this Prospectus. Interest will be payable semi-
annually on            and            of each year ("Interest Payment Dates"),
subject to certain exceptions, commencing             , 1996, to the person in
whose name the Debenture is registered at the close of business on the    day
of             or             , as the case may be ("Regular Record Date"),
next preceding such Interest Payment Date. Principal of, premium, if any, and interest on the Debentures will be payable, and the Debentures will be convertible and exchangeable and transfers thereof will be registrable, at the office of the Trustee or the office or agency of the Company maintained for such purpose in the City of New York and at any other office or agency maintained by the Company for such purpose, provided that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Debenture Register. All payments of interest and principal will be made in United States Dollars. (Sections 3.01, 3.05, 3.07, 10.02, 12.02 and 13.01)

  The Debentures will be issued only in registered form without coupons in denominations of $1,000 or any integral multiple thereof. (Section 3.02) No service charge will be made for any registration of transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

CONVERSION RIGHTS

  The Debentures will be convertible into Common Stock at any time prior to redemption (except as set forth in the following sentence) or maturity, initially at the conversion price stated on the cover page hereof. The right to convert Debentures called for redemption will terminate at the close of business on the Business Day immediately preceding a Redemption Date and will be lost if not exercised prior to that time. (Section 12.01) See "Optional Redemption."

  Debentures surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Debentures called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. No other adjustment for interest or dividends is to be made upon conversion. (Sections 3.07 and 12.02) Fractional shares of Common Stock will not be issued upon conversion, but in lieu thereof, the Company will pay a cash adjustment based upon market price. (Section 12.03)

  The Conversion Price is subject to adjustment (under formulae set forth in the Indenture) under certain circumstances, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock;

(ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the Current Market Price; (iii) certain subdivisions and combinations of Common Stock; (iv) the issuance as a dividend or distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness, cash or other assets of the Company (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent such distributions, combined with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and
(vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the aggregate consideration, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made, plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. (Section 12.04) In the case of certain consolidations or mergers to which the Company is a party or the conveyance or transfer of the properties and assets of the Company substantially as an entirety, each Debenture then outstanding would, without the consent of any Holders of Debentures, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, conveyance or transfer by a holder of the number of shares of Common Stock into which the Debenture might have been converted immediately prior to such consolidation, merger, conveyance or transfer, assuming such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon the consolidation, merger, conveyance or transfer (provided that if the kind or amount of securities, cash or other property so receivable is not the same for each non-electing share, the kind and amount so receivable by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). (Section 12.10)

SUBORDINATION OF DEBENTURES

  The Debentures will be subordinated and subject, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. (Section 13.01) Senior Indebtedness is defined to include the principal of, premium, if any, interest and other amounts due on any indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed by the Company, for money borrowed from others (including obligations under capitalized leases or purchase money indebtedness) or in connection with the acquisition by the Company or a Subsidiary of any other business or entity, or in respect of letters of credit or bid, performance or surety bonds issued for the account or on the credit of the Company or a Subsidiary, and, in each case, all renewals, extensions and refundings thereof, other than (i) any such indebtedness as to which, in the instrument creating or evidencing the same, it is provided that such indebtedness is not superior in right of payment to the Debentures, (ii) indebtedness of the Company to any Affiliate and (iii) the Debentures. (Section 1.01) At July 30, 1995, the Company had approximately $19,147,000 of outstanding indebtedness that would have constituted Senior Indebtedness under the Indenture. The Indenture does not limit the amount of Senior Indebtedness that the Company may incur.

  No payments of principal of, premium, if any, or interest on the Debentures may be made and no Debentures may be redeemed, retired or purchased if the Company is then in default in the payment of any

Senior Indebtedness or if at the time any other Event of Default under the terms of any Senior Indebtedness exists permitting acceleration thereof. Upon any payment or distribution of assets of the Company in the event of any insolvency, reorganization, liquidation or similar proceeding, all Senior Indebtedness must be repaid in full (including any interest thereon accruing after the commencement of any proceeding) before the Holders will be entitled to receive or retain any payment. If the Debentures are declared due and payable before their Stated Maturity because of the occurrence of an Event of Default, no payment may be made in respect of the Debentures unless and until all Senior Indebtedness shall have been paid in full. (Section 13.02)

  By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than Holders, and creditors of the Company who are neither holders of Senior Indebtedness nor Holders may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders.

OPTIONAL REDEMPTION

  The Debentures will be redeemable upon not less than 30 nor more than 60 days' notice by mail at any time, as a whole or in part, at the election of the Company, at a Redemption Price equal to the percentage of the principal amount
set forth below if redeemed in the 12-month period beginning             of the
years indicated:

                     REDEMPTION                                    REDEMPTION
YEAR                   PRICE                  YEAR                   PRICE
----                 ----------               ----                 ----------
1998                                          2001
1999                                          2002
2000                                          2003

and thereafter at a Redemption Price equal to 100% of the principal amount, with accrued interest to the Redemption Date (subject to the right of Holders of record on Regular Record Dates to receive interest due on an Interest Payment Date), provided that the Company may not redeem any Debentures prior to
            , 1998. (Sections 2.03, 11.01, 11.04, 11.05 and 11.06)

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF DEBENTURES BY THE COMPANY

  In the event of any Change in Control (as defined below) of the Company occurring after the date of issuance of the Debentures and on or prior to Maturity, each Holder of Debentures will have the right, at the Holder's option, to require the Company to repurchase all or any part of the Holder's Debentures on the date (the "Repurchase Date") that is 75 days after the date the Company gives notice of the Change in Control as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. (Section 14.01) On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Debentures which are to be repaid on the Repurchase Date. (Section 14.03) Neither the Board of Directors of the Company nor the Trustee, acting alone or together, can modify or waive this required repurchase of the Debentures.

  Failure by the Company to repurchase the Debentures when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. (Section 5.01)

  On or before the 15th day after the occurrence of a Change in Control, the Company is obligated to mail to all Holders a notice of the event constituting and the date of such Change in Control, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Debentures, and the procedures which a Holder must follow to exercise a repurchase right. To exercise the repurchase right, a Holder of a Debenture must deliver, on or before the 10th day prior to the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the Holder's exercise of such right, together with the certificates evidencing the Debentures with respect to which the right is being duly exercised, duly endorsed for transfer. (Section 14.02)

  A "Change in Control" shall occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly-owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock is converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger, or (iii) any person, or any persons acting together which would constitute a "group" for purposes of
Section 13(d) of the Exchange Act, together with any Affiliates thereof, shall acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company. Notwithstanding clause (iii) of the foregoing definition, a Change in Control shall not be deemed to have occurred solely by virtue of the Company, any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan, filing or becoming obligated to file a report under or in response to Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of shares or securities of the Company, whether in excess of 50% or otherwise. (Section 14.05) A recapitalization or a leveraged buyout or similar transaction involving members of Management or their Affiliates will constitute a Change in Control if it meets the foregoing definition.

  Notwithstanding the foregoing, a Change in Control as described above shall not be deemed to have occurred if (i) the Current Market Price of the Common Stock on the date of a Change in Control is at least equal to 105% of the Conversion Price of the Debentures in effect immediately preceding the time of such Change in Control, or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change in Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the National Market, and as a result of such transaction the Debentures become convertible solely into such common stock, or (iii) the consideration in the transaction giving rise to such Change in Control to the holders of Common Stock consists of cash or securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the National Market, or a combination or cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily Closing Price of such securities during the 10 consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the Conversion Price of the Debentures in effect on the date immediately preceding the Closing Date of such transaction. (Section 14.05)

  There is no definition of the phrase "all or substantially all" as applied to the Company's assets and used in the definition of Change in Control in the Indenture, and there is no clear definition of such phrase under applicable law. As a result of the uncertainty of the meaning of this phrase, in the event the Company were to sell a significant amount of its assets, the Holders and the Company may disagree over whether the sale gave rise to the right of Holders to require the Company to repurchase the Debentures. In such case, the

Holders would likely not be able to require the Company to repurchase unless and until the disagreement were resolved in favor of the Holders.

  The right to require the Company to repurchase Debentures as a result of the occurrence of a Change in Control could create an Event of Default under Senior Indebtedness, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination of Debentures". The Company's ability to pay cash to the Holders upon a repurchase may be limited by certain financial covenants contained in the Company's Senior Indebtedness.

  In the event a Change in Control occurs and the Holders exercise their rights to require the Company to repurchase Debentures, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase. The Change in Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent Management. The Change in Control purchase feature, however, is not the result of Management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by Management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other similar debt offerings and the specific terms of this feature result from negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change in Control.

  The foregoing provisions would not necessarily afford Holders protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

SINKING FUND

  There will be no sinking fund established for the retirement of the Debentures.

MODIFICATION OF THE INDENTURE

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of two-thirds in principal amount of the Outstanding Debentures provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debenture affected thereby, (i) change the stated maturity date of the principal of, or any installment of interest on, the Debentures, (ii) reduce the principal amount of, the rate of interest thereon, or any premium payable on, any Debentures,
(iii) change the place of payment where, or the coin or currency in which, any Debenture or any payment or the interest thereon is payable, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the conversion rights of the Holders, (vi) modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the Holders, (vii) adversely affect the right to require the Company to repurchase Debentures or (viii) reduce the percentage in principal amount of Debentures the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 9.02)

EVENTS OF DEFAULT; NOTICE AND WAIVER

  The following are to be Events of Default: (i) default in the payment of any interest, continued for 30 days; (ii) default in the payment of principal or premium, if any, when due; (iii) default in the payment of the Repurchase Price in respect of any Debenture on the Repurchase Date in accordance with the Indenture; (iv) default in the performance of any other covenant continued for 60 days after written notice to the Company as provided in the Indenture; (v) default in respect of indebtedness of the Company for money borrowed which results in acceleration of the maturity of $1 million or more of indebtedness, if such acceleration is not rescinded or indebtedness discharged within 30 days after written notice to the Company as provided in the Indenture; and (vi) certain events in bankruptcy, insolvency or reorganization. (Section 5.01) If any Event of Default shall happen and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debentures may declare the Debentures due and payable immediately. (Section 5.02) At any time after a declaration of acceleration with respect to the Debentures has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debentures may, under certain circumstances, rescind and annul such acceleration. (Section 5.02)

  No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy under the Indenture unless (i) the Holder previously has given to the Trustee written notice of a continuing Event of Default, (ii) the Holders of not less than 25% in principal amount of the Outstanding Debentures have made written request, and offered reasonable indemnity, to the Trustee to institute proceedings as trustee, and (iii) within 60 days after such request, the Trustee has neither instituted such proceeding nor received from the Holders of a majority in aggregate principal amount of the Outstanding Debentures a direction inconsistent with the request. (Section 5.07)

  The Indenture will provide that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnification. (Section 6.03) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.12)

  The Holders of a majority in principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 10.07) The Holders of a majority in principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive certain past defaults except a default in payment of the principal of (or premium if any) or interest on any Debenture or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debenture affected. (Section 5.13)

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

  The Indenture provides that the Company shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) any such successor assumes the Company's obligations under the Debentures and the Indenture, (ii) after giving effect thereto, no Event of Default shall have occurred and be continuing and (iii) certain other conditions under the Indenture are met. (Section 8.01) Upon any such consolidation or merger, or any such conveyance or transfer of the properties and assets of the Company substantially as an entirety, the successor corporation formed by such consolidation, or into which the Company is merged, or to which such conveyance or transfer is made, shall succeed to, and be substituted for, any may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company. The Company as the predecessor corporation shall be relieved of all obligations and covenants under the Indenture. (Section 8.02)

GOVERNING LAW

  The Indenture will provide that the Debentures will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

THE TRUSTEE

                     will be the Trustee under the Indenture.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The authorized capital stock of the Company includes 17 million shares of Common Stock, par value $.03 per share. Holders of Common Stock have no preemptive rights. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of any funds legally available to the Company for that purpose. A Holder will not be entitled to receive dividends actually declared and paid, if any, with respect to the Common Stock unless such holder has first exercised the conversion rights associated with the Debentures, and then only to the extent such Holder has so converted Debentures into shares of Common Stock.

  Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected annually to one-year terms.

PREFERRED STOCK

  The Company is authorized to issue 180,000 shares of Preferred Stock, par value $100 per share, and to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preferences, qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock. As of the date of this Prospectus no shares of Preferred Stock were issued and outstanding.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is subject to Section 203 of (the "DGCL"), which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  Limitation of Liability. Pursuant to the DGCL, the Company has adopted provisions in its Certificate of Incorporation which eliminate the personal liability of its directors and officers to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances and which authorize the Company to indemnify its directors, officers and other agents, by bylaw, agreement or otherwise, to the fullest extent permitted by law. Generally, a director will be liable for monetary damages only for a breach of the duty of loyalty, a failure to act in good faith, intentional misconduct, a knowing violation of law, an improper personal benefit, or an illegal dividend or stock repurchase, but not for negligence or gross negligence in satisfying the duty of care. The Company's Bylaws require the Company to indemnify its directors, officers, employees and other agents to the fullest extent permitted by law. Generally, a director will be entitled to be indemnified against a claim if a majority of the directors who are not parties, independent legal counsel, or the stockholders determines that the director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to a criminal action, had no reasonable cause to believe his or her conduct was unlawful; and his or her expenses may be advanced by the Company if the director undertakes to reimburse them if it is ultimately determined that he or she was not entitled to indemnification.

  Indemnification Agreements. The Company has entered into an indemnification agreement with each of its officers and directors. The agreements provide that in the event any such executive officer or director, is or becomes a party or a witness or other participant in any threatened, pending or completed action, suit or proceeding (an "Action") relating to the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, the Company shall indemnify such person to the fullest extent or permitted by the DGCL. In addition, the agreement provides that all reasonable expenses (including legal fees) incurred by any such person shall be paid by the Company in advance of the final disposition of any Action.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issuer.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Bank of Boston, P.O. Box 644, Boston, Massachusetts 02102. Its telephone number is (617) 575-2000.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a discussion of certain anticipated U.S. Federal income tax consequences of the purchase, ownership and disposition of the Debentures as of the date hereof. It deals only with the Debentures held as capital assets by initial holders that are United States holders, and does not deal with special situations, such as those of foreign persons, dealers in securities, financial institutions, life insurance companies, holders whose "functional currency" is not the U.S. dollar, or certain "straddle" or hedging transactions. The Federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the "Code") and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in Federal income tax consequences different from those discussed below. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES, INCLUDING THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN LAWS.

  A holder will not recognize gain or loss upon conversion of the Debentures solely into Common Stock (except with respect to cash received in lieu of fractional shares). The holder's basis in the Common Stock received on conversion will be the same as the holder's adjusted tax basis in the Debentures at the time of conversion, and the holding period for the Common Stock received on conversion will include the holding period of the Debentures that were converted.

  The Conversion Price is subject to adjustment under certain circumstances. Under Section 305 of the Code and the treasury regulations issued thereunder, adjustments or the failure to make such adjustments to the Conversion Price may result in a taxable constructive distribution to the holders of Debentures, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current or accumulated earnings and profits if, and to the extent that, certain adjustments in the Conversion Price may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of a Debenture convertible into fully diluted Common Stock, whether or not the holders ever convert the Debentures. Generally, a holder's tax basis in a Debenture will be increased by the amount of any such constructive dividend.

                                  UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the principal amount of Debentures indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Debentures offered hereby if any such Debentures are purchased.

                                                                PRINCIPAL AMOUNT
      UNDERWRITERS                                               OF DEBENTURES
      ------------                                              ----------------
      Unterberg Harris.........................................   $



                                                                  -----------
          Total................................................   $25,000,000
                                                                  ===========

  The Company has been advised that the Underwriters propose initially to offer the Debentures to the public at the offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the
Underwriters) at such price less a concession not in excess of      % of the
principal amount thereof. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of     % to certain other dealers. After
the initial offering, the offering price and other selling terms may be changed by the Underwriters. The Debentures are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30 day period after the date of this Prospectus, to purchase up to a maximum of $3,750,000 in principal amount of additional Debentures from the Company at the initial offering price less the underwriting discount shown on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Debentures offered hereby. To the extent the Underwriters exercise the option, the Underwriters will be committed, subject to certain conditions, to purchase a principal amount of such additional Debentures in approximately the same proportion as set forth in the above table.

  The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this Offering, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company, the Company's directors and executive officers, Steel Partners and Steel Partners II have agreed that they will not publicly sell or dispose of, any shares of Common Stock without the prior written consent of Unterberg Harris for 180 days after the effectiveness of the Registration Statement, except for issuances by the Company under employee stock plans, upon conversion of the Debentures and upon exercise of options outstanding at the commencement of this Offering.

  In connection with this Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualifying registered market makers on the National Market may engage in passive market making transactions in the Common Stock on the National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Debentures. The passive market transactions must comply with applicable volume and price limits and be identified as such. In general, a possible market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the securities offered hereby will be passed upon for the Company by Greenberger & Forman, New York, New York. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The Company's consolidated financial statements as of October 31, 1994 and July 30, 1995 and for each of the two years in the period ended October 31, 1994 and for the nine months ended July 30, 1995, included or incorporated by reference into this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      USE OF TRADENAMES AND PRODUCT NAMES

  The following trademark or tradenames are used in this Prospectus to identify the entities claiming the marks and names of their products: "AT&T" for AT&T Corp.; "Intel," "Pentium," "P6," "Pentium Pro," and "P7" for Intel Corporation; "IBM" and "PowerPC" for International Business Machines Corporation; "AMP" for AMP Incorporated; "Molex" for Molex Incorporated; "ITT" for ITT Corporation; "Labinal" for Labinal, S.A.; "Raytheon" for Raytheon Company; "General Electric" for General Electric Company, "Pioneer Electronics" for Pioneer Electronics Corporation, "Acer" for Acer America Corp., "Compaq" for Compaq Computer Corporation; "NEC" for NEC Corporation; "Lockheed Martin" for Lockheed Martin Corporation; "General Motors" for General Motors Corporation; "Hughes Electronics" for GM Hughes Electronics Corporation; "Loral" for Loral Corporation; "Flomerics" and "FLOtherm" for Flomerics, Limited; "HCC" for HCC Industries; "Deutsch" for Deutsch Connectors; "CTS" for CTS Corporation; "Rockwell International" for Rockwell International Corporation; and "Teradyne" for Teradyne, Inc. None of the companies listed above have participated in or have endorsed the Offering.

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is traded on the National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-2 under the Act, of which this prospectus constitutes a part, with respect to the Debentures offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents, filed with the Commission (File No. 0-14365), are hereby incorporated by reference: Annual Report on Form 10-KSB for the fiscal year ended October 31, 1994, as amended by Form 10-KSB/A dated April 28, 1995; Quarterly Reports on Form 10-QSB for the fiscal quarters ended January 29, 1995, April 30, 1995 and July 30, 1995; and Current Reports on Form 8-K dated June 13, 1995 as amended by Form 8-K/A dated September 12, 1995. In addition, all documents filed by the Company pursuant to sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Such incorporation by reference shall not be deemed to incorporate by reference the information referred to in Item 402(a)(7) of Regulation S-B. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purpose of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon request, a copy of any or all of the foregoing documents described above which have been incorporated by reference in this Prospectus other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such request should be directed to: Investor Relations, Alpha Technologies Group, Inc., 750 Lexington Avenue, 27th Floor, New York, New York 10022; telephone number (212) 446-5258; facsimile number (212) 446-5240.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                  INDEX TO PRO FORMA AND FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Income:
  Pro Forma Consolidated Statement of Income For the Year Ended October
   31, 1994...............................................................  F-2
  Pro Forma Consolidated Statement of Income For the Nine Months Ended
   July 31, 1994..........................................................  F-3
  Pro Forma Consolidated Statement of Income For the Nine Months Ended
   July 30, 1995..........................................................  F-3
  Notes to Pro Forma Consolidated Statements of Income....................  F-4
Financial Statements:
  Report of Independent Public Accountants................................  F-6
  Consolidated Balance Sheets--October 31, 1994 and July 30, 1995.........  F-7
  Consolidated Statements of Income--For the Years Ended October 31, 1993
   and 1994 and For the Nine Months Ended July 31, 1994 (unaudited) and
   July 30, 1995..........................................................  F-8
  Consolidated Statements of Stockholders' Equity--For the Years Ended
   October 31, 1993 and 1994 and For the Nine Months Ended July 30, 1995..  F-9
  Consolidated Statements of Cash Flows--For the Years Ended October 31,
   1993 and 1994 and For the Nine Months Ended July 31, 1994 (unaudited)
   and July 30, 1995...................................................... F-10
  Notes to Consolidated Financial Statements.............................. F-11

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

  The following unaudited Pro Forma Consolidated Statements of Income for the fiscal year ended October 31, 1994 and the nine months ended July 31, 1994 and July 30, 1995 are based on the historical consolidated financial statements of Alpha Technologies Group, Inc. and subsidiaries, adjusted to give effect to the acquisitions detailed below:

     DATE ACQUIRED                        OPERATION                       PREDECESSOR'S NAME
     -------------                        ---------                       ------------------
June 1994............... Connector and related product operations in Interconnect Systems
                         South Pasadena, California,                 Division of Microdot Inc.
                         Montgomeryville, Pennsylvania, and          (80 percent ownership)
                         Cincinnati, Ohio ("Uni-Star")
August 1994............. Thermal management operations in Temecula,  Aham Tor, Inc.
                         California ("Ahamtor")
June 1995............... Aluminum extrusion operation in Fullerton,  Specialty Extrusion Ltd.
                         California ("Specialty")

  The above acquisitions were consummated for an aggregate purchase price of approximately $9.2 million. In addition, the Pro Forma Consolidated Statements of Income give effect to the proposed acquisition of the remaining 20% interest in Uni-Star Industries, Inc. in exchange for 365,000 shares of restricted Common Stock with an assumed fair market value of $2.7 million.

  The Pro Forma Consolidated Statements of Income for the year ended October 31, 1994 and the nine months ended July 31, 1994 and July 30, 1995 have been prepared assuming the acquisitions occurred on November 1, 1993. The Pro Forma Consolidated Statements of Income do not purport to represent what the Company's results of operations would have been had the acquisitions occurred on November 1, 1993 or to project the Company's results of operations for any future period, nor do the statements give effect to any matters other than those described in the notes thereto. The Pro Forma Consolidated Statements of Income should be read in conjunction with the Company's Consolidated Financial Statements.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED OCTOBER 31, 1994
                                  (UNAUDITED)

                           HISTORICAL    ACQUIRED     PRO FORMA
                          CONSOLIDATED OPERATIONS(A) ADJUSTMENTS   PRO FORMA(I)
                          ------------ ------------- -----------   ------------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...................    $30,145       $21,815      $  (540)(b)   $51,420
Cost of sales...........     20,627        17,295       (1,031)(c)    36,891
                            -------       -------      -------       -------
  Gross profit..........      9,518         4,520          491        14,529
Operating expenses:
  Research and
   development..........        674            --           --           674
  Selling, general and
   administrative.......      6,572         3,543          214 (d)    10,329
                            -------       -------      -------       -------
    Total operating
     expenses...........      7,246         3,543          214        11,003
                            -------       -------      -------       -------
Operating income........      2,272           977          277         3,526
Investment income.......        108                                      108
Interest income
 (expense), net.........         76          (178)        (293)(e)      (395)
                            -------       -------      -------       -------
Income before taxes.....      2,456           799          (16)        3,239
Provision (benefit) for
 income taxes...........       (860)                                    (781)(g)
                            -------                                  -------
Income before minority
 interest...............      3,316                                    4,020
Less: minority interest.       (384)                                      -- (h)
                            -------                                  -------
Net income (continuing
 operations)............    $ 2,932                                  $ 4,020
                            =======                                  =======
Per Share:
  Net income (continuing
   operations)..........       0.46                                     0.60
  Shares used in per
   share computation....      6,344                        365 (f)     6,709

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                    FOR THE NINE MONTHS ENDED JULY 31, 1994
                                  (UNAUDITED)

                           HISTORICAL    ACQUIRED     PRO FORMA
                          CONSOLIDATED OPERATIONS(A) ADJUSTMENTS  PRO FORMA(I)
                          ------------ ------------- -----------  ------------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales....................   $18,579       $19,697       $(405)(b)   $37,871
Cost of sales............    12,959        15,565        (944)(c)    27,580
                            -------       -------       -----       -------
  Gross profit...........     5,620         4,132         539        10,291
Operating expenses:
  Research and
   development...........       438            --          --           438
  Selling, general and
   administrative........     4,065         3,320         190 (d)     7,575
                            -------       -------       -----       -------
    Total operating
     expenses............     4,503         3,320         190         8,013
                            -------       -------       -----       -------
Operating income.........     1,117           812         349         2,278
Investment income........        93                                      93
Interest income
 (expense), net..........       100          (216)       (232)(e)      (348)
                            -------       -------       -----       -------
Income before taxes......     1,310           596         117         2,023
Provision (benefit) for
 income taxes............       198                                     270 (g)
                            -------                                 -------
Income before minority
 interest................     1,112                                   1,753
Less: minority interest..      (189)                                     -- (h)
                            -------                                 -------
Net income (continuing
 operations).............   $   923                                 $ 1,753
                            =======                                 =======
Per Share:
  Net income (continuing
   operations)...........      0.15                                    0.26
  Shares used in per
   share computation.....     6,255                       365 (f)     6,620

                    FOR THE NINE MONTHS ENDED JULY 30, 1995
                                  (UNAUDITED)

                           HISTORICAL    ACQUIRED     PRO FORMA
                          CONSOLIDATED OPERATIONS(A) ADJUSTMENTS  PRO FORMA(I)
                          ------------ ------------- -----------  ------------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales....................   $44,590       $4,021        $(405)(b)   $48,206
Cost of sales............    32,555        3,413         (218)(c)    35,750
                            -------       ------        -----       -------
  Gross profit...........    12,035          608         (187)       12,456
Operating expenses:
  Research and
   development...........       838           --           --           838
  Selling, general and
   administrative........     8,658          293           16 (d)     8,967
                            -------       ------        -----       -------
    Total operating
     expenses............     9,496          293           16         9,805
                            -------       ------        -----       -------
Operating income.........     2,539          315         (203)        2,651
Investment income........       242                                     242
Interest income
 (expense), net..........      (231)         (92)         (94)(e)      (417)
                            -------       ------        -----       -------
Income before taxes......     2,550          223         (297)        2,476
Provision (benefit) for
 income taxes............      (175)                                   (175)(g)
                            -------                                 -------
Income before minority
 interest................     2,725                                   2,651
Less: minority interest..      (264)                                     -- (h)
                            -------                                 -------
Net income (continuing
 operations).............   $ 2,461                                 $ 2,651
                            =======                                 =======
Per Share:
  Net income (continuing
   operations)...........      0.38                                    0.38
  Shares used in per
   share computation.....     6,533                       365 (f)     6,898

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

  (a). The historical statements of income for the acquired companies represent their results of operations prior to being acquired as follows:

    For the Nine Months Ended July 31, 1994:

      Uni-Star   November 1, 1993 through May 31, 1994
      Ahamtor    December 1, 1993 through August 31, 1994
      Specialty  January 1, 1994 through September 30, 1994

    For the Year Ended October 31, 1994:

      Uni-Star   November 1, 1993 through May 31, 1994
      Ahamtor    November 1, 1993 through August 31, 1994
      Specialty  January 1, 1994 through December 31, 1994

    For the Nine Months Ended July 30, 1995:

      Specialty  November 1, 1994 through June 30, 1995

  The acquisitions have been accounted for as purchase transactions. Accordingly, the operating results of Uni-Star, Ahamtor and Specialty have been included in the Company's consolidated results of operations since their respective acquisition dates of June 1, 1994, August 31, 1994 and June 30, 1995.

  Set forth below are the pre-acquisition revenues and expenses (unaudited) of each of the acquired companies for the periods ended July 31, 1994 and October 31, 1994 as detailed above:

                                               FOR THE NINE MONTHS ENDED JULY
                                                          31, 1994:
                                              ----------------------------------
                                               UNI-
                                               STAR   AHAMTOR  SPECIALTY  TOTAL
                                              ------- -------  --------- -------
   Sales..................................... $10,228 $5,351    $4,118   $19,697
   Cost of sales.............................   7,819  4,434     3,312    15,565
                                              ------- ------    ------   -------
   Gross profit..............................   2,409    917       806     4,132
   Selling, general and administrative.......   2,313    656       351     3,320
                                              ------- ------    ------   -------
   Income from operations....................      96    261       455       812
   Interest income (expense), net............     166   (265)     (117)     (216)
                                              ------- ------    ------   -------
   Income (loss) before income taxes.........     262     (4)      338       596

                                               FOR THE YEAR ENDED OCTOBER 31,
                                                            1994:
                                              ----------------------------------
                                               UNI-
                                               STAR   AHAMTOR  SPECIALTY  TOTAL
                                              ------- -------  --------- -------
   Sales..................................... $10,228 $5,994    $5,593   $21,815
   Cost of sales.............................   7,819  4,955     4,521    17,295
                                              ------- ------    ------   -------
   Gross profit..............................   2,409  1,039     1,072     4,520
   Selling, general and administrative.......   2,313    761       469     3,543
                                              ------- ------    ------   -------
   Income from operations....................      96    278       603       977
   Interest income (expense), net............     166   (188)     (156)     (178)
                                              ------- ------    ------   -------
   Income before income taxes................     262     90       447       799

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

  (b) Adjusted to eliminate the sales by Specialty to Ahamtor.

  (c) Adjusted to reduce (i) depreciation expense based on the difference between the expense recorded by the acquired operation and the expense computed based on the purchase price allocated to manufacturing equipment and (ii) cost of sales related to sales by Specialty to Ahamtor. In addition, adjusted to reflect the increase in the depreciable basis of the manufacturing equipment due to the proposed purchase of the minority interest in Uni-Star.

  (d) Adjusted to reflect the amortization expense of goodwill which was attributable to the excess of cost over the net assets of the companies acquired using a straight line basis of 15 years. In addition, adjusted to reflect amortization expense of non-compete agreements entered into related to the purchase of Ahamtor.

  (e) Adjusted to reduce interest income or incur interest expense on funds used to acquire companies.

  (f) Adjusted to reflect the issuance of 365,000 shares of the common stock of the Company in conjunction with the proposed purchase of the 20% minority interest in Uni-Star.

  (g) Adjusted to reflect the provision (benefit) for income taxes which would have been required on the pro forma income from continuing operations before income taxes and minority interest.

  (h) Adjusted to reverse the minority interest in subsidiary earnings, which interest the Company is currently negotiating the purchase of.

  (i) The pro forma information provided above does not reflect adjustments for the proposed offering of debentures.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Alpha Technologies Group, Inc.

  We have audited the accompanying consolidated balance sheets of Alpha Technologies Group, Inc., (a Delaware corporation) and subsidiaries as of October 31, 1994 and July 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended October 31, 1994 and for the nine months ended July 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Technologies Group, Inc. and subsidiaries as of October 31, 1994 and July 30, 1995, and the results of their operations and their cash flows for each of the two years in the period ended October 31, 1994 and for the nine months ended July 30, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Houston, Texas
September 1, 1995

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

        CONSOLIDATED BALANCE SHEETS--OCTOBER 31, 1994 AND JULY 30, 1995
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                          OCTOBER 31, JULY 30,
                         ASSETS                              1994       1995
                         ------                           ----------- --------
Current Assets:
  Cash...................................................  $  7,406   $  3,689
  Marketable securities (Note 4).........................       937        874
  Notes receivable (Note 3)..............................     2,000         --
  Accounts receivable, net of reserves of $111 and $223
   (Note 8)..............................................     7,392     11,366
  Inventories, net (Notes 5 and 8).......................     5,831      8,070
  Prepaid expenses (Note 8)..............................       742      1,097
                                                           --------   --------
    Total current assets.................................    24,308     25,096
Property and Equipment, at cost (Note 8):
  Manufacturing equipment, leasehold improvements,
   furniture, fixtures and other.........................     4,274      9,092
  Less--Accumulated depreciation and amortization........       315        989
                                                           --------   --------
  Property and equipment, net............................     3,959      8,103
Goodwill, net (Notes 2 and 8)............................     1,667      2,694
Other assets, net (Notes 8 and 14).......................     1,755      2,312
                                                           --------   --------
                                                           $ 31,689   $ 38,205
                                                           ========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------
Current Liabilities:
  Accounts payable, trade................................     3,421      5,121
  Accrued compensation and related benefits (Note 6).....     1,402      1,470
  Other accrued liabilities (Note 7).....................     2,222      2,015
  Current portion of long-term debt (Note 8).............       346        470
  Current portion of other long-term liabilities (Note
   9)....................................................       993        886
                                                           --------   --------
    Total current liabilities............................     8,384      9,962
Long-term debt (Note 8)..................................     3,556      7,969
Other long-term liabilities (Note 9).....................     1,821      1,216
Commitments and contingencies (Note 15)
Minority interest (Note 2)...............................     1,384      1,648
Stockholders' equity (Notes 4, 10, 11 and 12):
  Preferred stock, $100 par value; shares authorized
   180,000...............................................        --         --
  Common stock, $.03 par value; shares authorized
   17,000,000; issued 6,727,345 at October 31, 1994 and
   6,921,345 at July 30, 1995............................       202        208
  Additional paid-in capital.............................    38,670     39,004
  Retained deficit.......................................   (21,207)   (18,746)
  Unrealized gain (loss) on marketable securities, net of
   income taxes..........................................      (138)        44
  Cumulative translation adjustment......................        --          1
  Treasury stock, at cost (544,249 common shares at
   October 31, 1994 and 935,404 common shares at July 30,
   1995).................................................      (983)    (3,101)
                                                           --------   --------
    Total stockholders' equity...........................    16,544     17,410
                                                           --------   --------
                                                           $ 31,689   $ 38,205
                                                           ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

  FOR THE YEARS ENDED OCTOBER 31, 1993 AND 1994 AND FOR THE NINE MONTHS ENDED
                        JULY 31, 1994 AND JULY 30, 1995
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                    OCTOBER 31,
                               ----------------------   JULY 31,     JULY 30,
                                  1993        1994        1994         1995
                               ----------  ----------  -----------  ----------
                                                       (UNAUDITED)
Sales (Note 2)...............  $      258  $   30,145  $   18,579   $   44,590
Cost of sales................         190      20,627      12,959       32,555
                               ----------  ----------  ----------   ----------
    Gross profit.............          68       9,518       5,620       12,035
Operating expenses:
  Research and development...          11         674         438          838
  Selling, general and
   administrative............          48       6,572       4,065        8,658
                               ----------  ----------  ----------   ----------
    Total operating expenses.          59       7,246       4,503        9,496
                               ----------  ----------  ----------   ----------
Operating income.............           9       2,272       1,117        2,539
Investment income (Note 4)...          --         108          93          242
Interest income (expense),
 net (Note 8)................         337          76         100         (231)
                               ----------  ----------  ----------   ----------
Income before taxes..........         346       2,456       1,310        2,550
Provision (benefit) for
 income taxes (Note 14):
  Current....................         101         500         198          518
  Deferred...................          17      (1,360)         --         (693)
                               ----------  ----------  ----------   ----------
    Total provision (benefit)
     for income taxes........         118        (860)        198         (175)
                               ----------  ----------  ----------   ----------
Income before minority
 interest, discontinued
 operations and extraordinary
 credit......................         228       3,316       1,112        2,725
Less: Minority interest (Note
 2)..........................          --        (384)       (189)        (264)
Gain on sale of discontinued
 operations, net of income
 tax effect (Note 3).........          --       1,380          --           --
Income (loss) from
 discontinued operations, net
 of income tax effect (Note
 3)..........................         (22)        978       1,070           --
                               ----------  ----------  ----------   ----------
Income before extraordinary
 credit......................         206       5,290       1,993        2,461
Extraordinary credit: Tax
 benefit of net operating
 loss carryforward (Note 14).         111          --          --           --
                               ----------  ----------  ----------   ----------
Net income...................  $      317  $    5,290  $    1,993   $    2,461
                               ----------  ----------  ----------   ----------
Per common and common
 equivalent share (Note 13):
  Income before minority
   interest, discontinued
   operations and
   extraordinary credit......  $     0.04  $     0.52  $     0.18   $     0.42
  Minority interest..........          --       (0.06)      (0.03)       (0.04)
  Gain on sale of
   discontinued operations...          --        0.22          --           --
  Discontinued operations....          --        0.15        0.17           --
  Extraordinary credit.......        0.01          --          --           --
                               ----------  ----------  ----------   ----------
    Net income...............  $     0.05  $     0.83  $     0.32   $     0.38
                               ----------  ----------  ----------   ----------
Shares used in computing net
 income per common equivalent
 share.......................   6,017,543   6,343,604   6,255,030    6,532,947
                               ==========  ==========  ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

  FOR THE YEARS ENDED OCTOBER 31, 1993 AND 1994 AND FOR THE NINE MONTHS ENDED
                                 JULY 30, 1995
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                   UNREALIZED LOSS
                              COMMON STOCK   ADDITIONAL RETAINED         ON        CUMULATIVE  TREASURY STOCK
                            ----------------  PAID-IN   EARNINGS     MARKETABLE    TRANSLATION ---------------
                             SHARES   AMOUNT  CAPITAL   (DEFICIT)    SECURITIES    ADJUSTMENT  SHARES  AMOUNT
                            --------- ------ ---------- ---------  --------------- ----------- ------- -------
 Balance, October 31,
  1992...................   6,211,963  $186   $37,765   $(26,814)         --            --     461,249 $  (609)
  Net income.............          --    --        --        317          --            --          --      --
  Issuance to employees
   pursuant to stock
   options plans
   (Note 12).............      69,926     2       104         --          --            --          --      --
                            ---------  ----   -------   --------        ----           ---     ------- -------
 Balance, October 31,
  1993...................   6,281,889   188    37,869    (26,497)         --            --     461,249    (609)
                            ---------  ----   -------   --------        ----           ---     ------- -------
  Net income.............          --    --        --      5,290          --            --          --      --
  Issuance to employees
   pursuant to stock
   options plans
   (Note 12).............     445,456    14       801         --          --            --          --      --
  Unrealized loss on
   marketable securities,
   net of income taxes
   (Note 4)..............          --    --        --         --        (138)           --          --      --
  Stock repurchase (Note
   11)...................          --    --        --         --          --            --      83,000    (374)
                            ---------  ----   -------   --------        ----           ---     ------- -------
 Balance, October 31,
  1994...................   6,727,345   202    38,670    (21,207)       (138)           --     544,249    (983)
                            ---------  ----   -------   --------        ----           ---     ------- -------
 Net income..............          --    --        --      2,461          --            --          --      --
 Issuance to employees
  pursuant to stock
  options plans (Note
  12)....................     194,000     6       334         --          --            --          --      --
 Unrealized gain on
  marketable securities,
  net of income taxes
  (Note 4)...............          --    --        --         --         182            --          --      --
 Cumulative translation
  adjustment.............          --    --        --         --          --             1          --      --
 Stock repurchase (Note
  11)....................          --    --        --         --          --            --     391,155  (2,118)
                            ---------  ----   -------   --------        ----           ---     ------- -------
 Balance, July 30, 1995..   6,921,345  $208   $39,004   $(18,746)        $44            $1     935,404 $(3,101)
                            ---------  ----   -------   --------        ----           ---     ------- -------


  The accompanying notes are an integral part of these consolidated financial statements.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED OCTOBER 31, 1993 AND 1994 AND
           FOR THE NINE MONTHS ENDED JULY 31, 1994 AND JULY 30, 1995
                                 (IN THOUSANDS)

                                         OCTOBER 31,
                                       -----------------   JULY 31,   JULY 30,
                                         1993     1994       1994       1995
                                       --------  -------  ----------- --------
                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income........................... $    317  $ 5,290    $ 1,993   $  2,461
 Adjustments to reconcile net income
  to net cash provided (used) by
  operating activities:
  Net (income) loss from discontinued
   operations (Note 3)................       22     (978)    (1,070)        --
  Deferred income taxes (Note 14).....       --   (1,360)        --       (535)
  Gain on sale of marketable
   securities--available-for-sale
   (Note 4)...........................       --       --         --       (206)
  Depreciation and amortization.......       25      453        251        875
  Minority interest (Note 2)..........       --      384        189        264
  Cumulative translation adjustment...       --       --         --          1
  Gain on sale of discontinued
   operations (Note 3)................       --   (1,380)        --         --
 Changes in assets and liabilities,
  net of effects from acquisitions:
  (Increase) in marketable
   securities--trading securities.....       --      (27)      (177)       (36)
  (Increase) decrease in accounts
   receivable.........................       (4)     829        (91)    (2,469)
  (Increase) decrease in notes
   receivable.........................       --   (2,000)        --      2,000
  (Increase) in prepaid expenses......      (34)     (55)       (60)      (355)
  (Increase) decrease in inventories..       89      (34)       551     (2,124)
  (Increase) decrease in goodwill.....       --       22         --       (790)
  Increase (decrease) in accounts
   payable, trade.....................      (70)     755        267        635
  Increase in accrued compensation and
   related benefits...................      276       99         56         68
  Increase (decrease) in other accrued
   liabilities........................      (41)   1,541       (230)      (207)
  (Decrease) in other long-term
   liabilities........................       --       --         --       (712)
                                       --------  -------    -------   --------
 Total adjustments....................      263   (1,751)      (314)    (3,591)
                                       --------  -------    -------   --------
  Net cash provided (used) by
   continuing operations..............      580    3,539      1,679     (1,130)
  Net cash provided by discontinued
   operations (Note 3)................      596    1,456      1,155         --
                                       --------  -------    -------   --------
  Net cash provided (used) by
   operating activities...............    1,176    4,995      2,834     (1,130)
                                       --------  -------    -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of short-term investments...  (13,211)      --         --         --
 Proceeds from sale and maturity of
  short-term investments..............   12,595    3,516      3,516         --
 Payments and expenditures for
  business acquisitions (Notes 2 and
  16).................................   (4,966)  (6,899)    (4,325)    (2,560)
 Proceeds from sale of discontinued
  operations..........................       --    2,000         --         --
 Purchase of marketable securities--
  available-for-sale (Note 4).........       --   (1,285)    (1,251)      (767)
 Proceeds from sale of marketable
  securities--available-for-sale
  (Note 4)............................       --      237        237      1,254
 Purchase of property and equipment,
  net.................................      (78)  (1,427)      (276)    (3,168)
 (Increase) decrease in other assets,
  net.................................      (95)      (6)         8       (105)
                                       --------  -------    -------   --------
  Net cash (used) by investing
   activities.........................   (5,755)  (3,864)    (2,091)    (5,346)
                                       --------  -------    -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common
  stock (Note 12).....................      106      815        140        340
 Payments to repurchase common stock
  (Note 11)...........................       --     (374)        --     (2,118)
 Proceeds from debt (Note 8)..........       --   13,183      6,184     33,662
 Payments on debt (Note 8)............       --   (9,281)    (2,037)   (29,125)
                                       --------  -------    -------   --------
  Net cash provided by financing
   activities.........................      106    4,343      4,287      2,759
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS.....................   (4,473)   5,474      5,030     (3,717)
                                       --------  -------    -------   --------
CASH AND CASH EQUIVALENTS, beginning
 of year..............................    6,405    1,932      1,932      7,406
                                       --------  -------    -------   --------
CASH AND CASH EQUIVALENTS, end of
 period............................... $  1,932  $ 7,406    $ 6,962   $  3,689
                                       ========  =======    =======   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Alpha Technologies Group, Inc. ("Alpha" or the "Company") (formerly Synercom Technology, Inc.) and its wholly- and majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated. Certain information in the prior years financial statements has been reclassified to conform to the current presentation. As more fully described in Note 3, the discontinued operation, the Information Solutions Segment ("ISS"), was deconsolidated and fiscal 1993 financial statements have been restated accordingly.

  The Company designs, manufactures and sells thermal management products and connectors. Thermal management products serve the microprocessor, computer, consumer electronics, transportation and other industries. Connector products serve the defense, telecommunications, automotive and aerospace industries.

 Revenue Recognition

  Revenue from product sales is generally recognized upon shipment to the customer.

 Marketable Securities

  Investments in marketable securities are accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"). Of the three categories of securities prescribed by Statement 115, the Company's security investments are classified in one of the two following categories:

  Available-for-Sale Securities-- These securities are stated at cost adjusted for market value fluctuations. Unrealized gains and losses created by changes in the market values of these securities are recognized as an adjustment to and are reported as a separate component of stockholders' equity, net of tax. The specific identification method is used in determining realized gains and losses from the sale of securities.

  Trading Securities-- These securities are carried at market value. Realized and unrealized gains and losses are recognized currently in investment income. The specific identification method is used in determining gains and losses.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

 Property and Equipment

  The cost of property and equipment is depreciated using the straight-line method for financial reporting purposes over the estimated useful lives of such assets, ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the related lease term.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

 Goodwill

  Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over 15 years using the straight-line method. The accumulated amortization on October 31, 1994 and July 30, 1995 was approximately $6,500 and $119,500, respectively. Amortization expense of approximately $6,500 and $113,000 was recorded in fiscal 1994 and the nine months ended July 30, 1995, respectively.

 Income Taxes

  The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("Statement 109") on November 1, 1993. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using current enacted tax rates. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. Income taxes were accounted for in compliance with APB Opinion No. 11--Accounting for Income Taxes; therefore, the tax benefit of net operating loss carryforwards for fiscal 1993 was classified as an extraordinary credit.

 Cash Flows

  Cash equivalents are defined as short-term, highly liquid investments with maturities of less than 90 days that are readily convertible to known amounts of cash. During fiscal 1994 and the nine months ended July 30, 1995, taxes amounting to approximately $16,000 and $724,000, respectively, were paid. Interest payments in fiscal 1994 and the nine months ended July 30, 1995 amounted to approximately $116,000 and $479,000, respectively.

 Foreign Currency Translation

  Assets and liabilities of the Company's foreign operations are translated into U. S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Resulting translation adjustments are reported as a separate component of shareholders' equity.

 Fiscal Year

  For fiscal 1995, the Company adopted a 52/53 week fiscal calendar ending on the last Sunday of October, therefore the first nine month period for fiscal 1995 ended on July 30, 1995. The comparable period in fiscal 1994 ended July 31, 1994. The nine month periods for fiscal 1995 and fiscal 1994 include 39 weeks of operations.

2. ACQUISITIONS

  Effective October 22, 1993, the Company, through a newly-organized, wholly-owned subsidiary, acquired substantially all of the assets and assumed certain liabilities of Wakefield Engineering, Inc., a wholly-owned subsidiary of EG&G, Inc. The purchase price, which in aggregate amounted to approximately $5,725,000, included a $4,637,000 cash payment, an estimated payable of $759,000 to EG&G, Inc. and estimated expenses of $329,000. On June 1, 1994, the Company, through Uni-Star Industries, Inc. ("Uni-Star"), acquired substantially all of the assets and business and assumed certain liabilities of the Interconnect

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

Systems Division of Microdot Inc. The aggregate purchase price of approximately $5,075,000 included a net cash payment of $4,836,000 and expenses of $239,000. The Company's share of the purchase price was $3,988,000. The minority interest not acquired by the Company is included in income before provision for income taxes on the consolidated statement of operations and as a separate item on the consolidated balance sheet and statement of cash flows. On August 31, 1994, Wakefield Engineering, Inc. ("Wakefield"), a wholly-owned subsidiary of the Company, acquired substantially all of the assets and business of Aham Tor, Inc. ("ATI"). The purchase price of $2,911,000 was paid in cash. Effective June 30, 1995, Wakefield acquired substantially all of the assets and business of Specialty Extrusion Ltd. ("Specialty"). The purchase price of $2,000,000 was paid in cash. In addition, the Company paid existing Specialty debt in the amount of $560,000. The acquisitions have been accounted for as purchase transactions, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed for each acquisition. Goodwill, which relates to the ATI and Specialty acquisitions, represents the excess of cost over the fair value of the net assets acquired and is being amortized over 15 years using the straight-line method. Adjustments to the purchase price may be made during the 12 months following the date of acquisition as a result of resolutions of uncertainties existing at the acquisition date. The operating results of Wakefield, Uni-Star, ATI and Specialty have been included in the Company's consolidated results of operations since their respective acquisition dates of October 22, 1993, June 1, 1994, August 31, 1994, and June 30, 1995.

  The following unaudited pro forma summary is not necessarily indicative either of results of operations that would have occurred had the purchase been made on November 1, 1992, or of future results of operations of the combined companies. Total revenues included in the following unaudited pro forma summary reflect the effect of accounting for ISS as a discontinued operation. Net income included in the following unaudited pro forma summary does not reflect the effect of income from discontinued operations or the gain on sale of discontinued operations.

  For the periods ended (Unaudited):

                                                 OCTOBER 31,
                                          -------------------------   JULY 30,
                                              1993         1994         1995
                                          ------------ ------------ ------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
      Total revenues....................  $     47,719 $     51,420 $     48,206
      Net income........................           724        3,680        2,460
      Net income per common and common
       equivalent share.................  $        .12 $        .58 $        .38
      Number of shares used in computing
       earnings per share...............         6,018        6,344        6,533

3. DISCONTINUED OPERATION

  Effective September 21, 1994, the Company sold the assets and business of ISS to Logica North America, Inc. ("Logica"). Logica purchased the rights to WMIS, a work management information system product; the intellectual property rights for the INFORMAP family of products; and the computer equipment, furniture and fixtures of ISS. The purchase price was $4,000,000 payable as follows: (1) $2,000,000 cash at closing and (2) two promissory notes of $1,000,000 each with the first note payable 120 days after the closing and the second note 180 days after the closing. The sale resulted in a gain of approximately $1,380,000, net of income tax expense of $49,000.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

  Summary operating results of the discontinued operation are as follows for the fiscal years ended October 31:

                                                                 1993     1994
                                                                -------  ------
                                                                (IN THOUSANDS)
      Revenues................................................. $10,594  $8,184
      Costs and expenses.......................................  10,617   7,186
                                                                -------  ------
      Income (loss) before taxes...............................     (23)    998
      Income tax provision (benefit)...........................      (1)     20
                                                                -------  ------
      Net income (loss)........................................ $   (22) $  978
                                                                =======  ======

4. MARKETABLE SECURITIES

  Marketable securities consist of equity securities classified as available-for-sale securities and trading securities. On October 31, 1994 and July 30, 1995 available-for-sale securities were valued at $910,000 and $815,000, respectively. Trading securities were valued at $27,000 and $59,000 on October 31, 1994 and July 30, 1995, respectively. A net unrealized holding loss on available-for-sale securities of $138,000, which is net of income taxes, was included in stockholders' equity on October 31, 1994, while on July 30, 1995, a net unrealized holding gain of $44,000, net of income taxes, was included in stockholders' equity. Proceeds from the sale of available-for-sale securities totaled approximately $1,254,000 for the nine months ended July 30, 1995. A gain of $206,000 was realized on those sales and included in investment income for the period ended July 30, 1995.

5. INVENTORIES

  Inventories consisted of the following on:

                                                                          JULY
                                                             OCTOBER 31,  30,
                                                                1994      1995
                                                             ----------- ------
                                                               (IN THOUSANDS)
      Raw materials and components..........................   $3,428    $5,014
      Work in process.......................................    1,488     1,980
      Finished goods........................................    1,059     1,323
                                                               ------    ------
                                                                5,975     8,317
      Valuation reserve.....................................     (144)     (247)
                                                               ------    ------
                                                               $5,831    $8,070
                                                               ======    ======

6. ACCRUED COMPENSATION AND RELATED BENEFITS

  Accrued compensation and related benefits consisted of the following on:

                                                            OCTOBER 31, JULY 30,
                                                               1994       1995
                                                            ----------- --------
                                                               (IN THOUSANDS)
      Accrued salaries and wages...........................   $  480     $  372
      Accrued vacation pay.................................      423        466
      Other................................................      499        632
                                                              ------     ------
                                                              $1,402     $1,470
                                                              ======     ======

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

7. OTHER ACCRUED LIABILITIES

  Other accrued liabilities consisted of the following on:

                                                            OCTOBER 31, JULY 30,
                                                               1994       1995
                                                            ----------- --------
                                                               (IN THOUSANDS)
      Accrued state income taxes...........................   $  469     $  242
      Accrued commissions..................................      399        672
      Other................................................    1,354      1,101
                                                              ------     ------
                                                              $2,222     $2,015
                                                              ======     ======

8. LONG-TERM DEBT

  Long-term debt consisted of the following on:

                                                            OCTOBER 31, JULY 30,
                                                               1994       1995
                                                            ----------- --------
                                                               (IN THOUSANDS)
      Variable-rate revolving credit facility (effective
       interest rate of 9.5% at July 30, 1995), interest
       payable monthly, principal is repaid and reborrowed
       based on cash requirements.........................    $2,447     $6,279
      Variable-rate equipment notes (effective interest
       rates of 9.5% at July 30, 1995), payable in monthly
       installments ranging from 5,521 to 20,833 plus
       accrued interest, with maturities ranging from
       October of 1997 through June of 1999...............     1,455      2,055
      Other...............................................        --        105
                                                              ------     ------
                                                               3,902      8,439
      Less current portion................................       346        470
                                                              ------     ------
                                                              $3,556     $7,969
                                                              ======     ======

  The revolving credit facility, variable equipment term loan and variable equipment credit facility relate to a Loan and Security Agreement (the "Loan Agreement") entered into by Wakefield in June of 1994. The Loan Agreement was amended in May of 1995 to increase the revolving credit facility from a maximum aggregate commitment of $4,000,000 to $7,000,000 and to extend the term of such facility to May 5, 1997. The equipment credit facility was increased from a maximum aggregate amount of $600,000 to $1,050,000. The proceeds from the equipment credit facility may be used only for the purchase of capital equipment. In addition, Wakefield entered into an equipment term note in the amount of $265,000. Interest accrues at the bank's corporate base rate plus three-quarters of one percent. The obligations under the Loan Agreement are secured by a first lien and assignment of the assets of Wakefield, exclusive of the assets of Specialty Extrusion Corp., including without limitation, all accounts receivable, inventory, equipment and general intangibles which in aggregate totals $18,789,000. The terms of the Loan Agreement include various covenants which provide for, among other things, the maintenance of a tangible capital base at various levels throughout the commitment period. On July 30, 1995, Wakefield was in compliance with these covenants. On July 30, 1995, $6,279,000 was outstanding on the revolving credit facility.

  Interest paid on all outstanding debt amounted to approximately $116,000 in fiscal year 1994 and approximately $479,000 for the nine months ended July 30, 1995.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

  Aggregate payments of long-term debt outstanding as of July 30, 1995 for the next five years are summarized below:

            TWELVE MONTHS ENDED JULY 30,         AMOUNT
            ----------------------------         ------
              1996............................ $  470,000
              1997............................  7,037,000
              1998............................    567,000
              1999............................    353,000
              2000............................     12,000
                                               ----------
                                               $8,439,000
                                               ==========

  Management intends to renew the revolving credit facility upon its maturity.

  On August 30, 1995, Uni-Star entered into an Accounts Receivable Loan Agreement which included a revolving credit commitment in the aggregate principal amount of $2,500,000. Uni-Star also entered into an equipment term loan in the amount of $750,000 and an equipment acquisition facility of $300,000. Interest on the revolving credit commitment accrues at the bank's prime rate plus one half of one percent and interest on the equipment term loan accrues at the bank's prime rate plus three quarters of one percent. The equipment term loan is repayable in 48 equal monthly installments of principal of $15,625 plus accrued interest, payable on the first day of each month beginning October 1, 1995. All of the Uni-Star credit facilities are secured by a first lien and assignment of substantially all of its assets, including without limitation, accounts receivable, inventory, equipment and general intangibles.

9. OTHER LONG-TERM LIABILITIES

  Other long-term liabilities consisted of the following on:

                                                            OCTOBER 31, JULY 30,
                                                               1994       1995
                                                            ----------- --------
                                                               (IN THOUSANDS)
      Accrued lease differential...........................   $1,865     $1,478
      Other................................................      949        624
                                                              ------     ------
                                                               2,814      2,102
      Less current portion.................................      993        886
                                                              ------     ------
                                                              $1,821     $1,216
                                                              ======     ======

  The accrued lease differential primarily represents the lease payments and estimated costs that the Company expects to incur related to office space in Houston, Texas less estimated payments that it expects to receive for subleasing this space. Approximately $800,000 of the accrued lease differential was expensed in fiscal 1994 in connection with the sale of the discontinued operation. The remainder of the accrued lease differential was expensed in fiscal 1992 as restructuring costs related to the office space.

10. PREFERRED STOCK

  On October 31, 1993, 1994 and July 31, 1995, the Company had authorized 180,000 shares of unissued, preferred stock with a par value of $100 per share. The Board of Directors has the authority to issue such preferred stock and to set the terms thereof, including the dividend rate, conversion rights, redemption rights, voting rights and liquidation preferences.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

11. REPURCHASE OF COMMON STOCK

  In September of 1994, the Board of Directors of the Company approved a plan to purchase up to $2,500,000 of the Company's common stock. Pursuant to the stock repurchase plan, the Company purchased 83,000 shares of common stock during fiscal year 1994 at an aggregate price of $374,137. During the nine months ended July 30, 1995, 391,155 shares of common stock were purchased at an aggregate price of $2,118,173. This repurchase program has been completed.

12. STOCK OPTION PLANS

  The Company has in effect nonqualified and incentive stock option plans under which shares are available for exercise. As of July 30, 1995, the Board of Directors has reserved 1,656,417 shares of common stock for issuance under the plans, of which 600,000 shares are subject to shareholder approval. The exercise prices at which substantially all stock options outstanding have been granted have been equal to or in excess of the fair market value of the Company's stock at the time of the grant. These options vest over periods up to five years. On July 30, 1995, there were 350,000 shares available for future grants. The following table summarizes activity under the plans:

                                                          SHARES
                                                       UNDER OPTION PRICE RANGE
                                                       ------------ ------------
Outstanding on October 31, 1992.......................    961,530   $1.16-$15.00
  Granted.............................................    532,000      1.38-3.19
  Forfeited...........................................   (171,873)     1.47-4.50
  Exercised...........................................    (69,926)     1.47-2.69
  Expired.............................................    (24,734)    4.50-15.00
                                                        ---------   ------------
Outstanding on October 31, 1993.......................  1,226,997    $1.16-$7.12
  Granted.............................................    363,000      2.93-4.53
  Forfeited...........................................    (48,524)     1.50-7.12
  Exercised...........................................   (445,456)     1.47-4.06
  Expired.............................................    (42,600)          4.50
                                                        ---------   ------------
Outstanding on October 31, 1994.......................  1,053,417    $1.16-$4.53
  Granted.............................................    457,000      5.13-5.98
  Forfeited...........................................    (10,000)          2.69
  Exercised...........................................   (194,000)     1.16-3.19
                                                        ---------   ------------
Outstanding on July 30, 1995..........................  1,306,417    $1.16-$5.98
                                                        =========   ============
Exercisable on July 30, 1995..........................    406,470    $1.16-$4.50
                                                        =========   ============

13. NET INCOME PER SHARE

  Net income per common and common equivalent share was computed using the weighted average number of shares of common stock and common equivalent shares outstanding during each year. Common equivalent shares included the number of shares issuable upon exercise of options, less the number of shares that could have been purchased with the exercise proceeds.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

14. INCOME TAXES

  On November 1, 1993, the Company adopted Statement 109 through a cumulative catch-up adjustment. The implementation of this statement did not have a material effect on the Company's balance sheet or results of operations. The Company's profitable operations during fiscal 1994 and during the nine months ended July 30, 1995 resulted in the utilization of net operating loss carryforwards, the tax benefit of which was fully reserved upon implementation of Statement 109. Income taxes for fiscal year 1993 were accounted for in compliance with APB Opinion No. 11: therefore, the tax benefit of net operating loss carryforwards was classified as an extraordinary credit which reduced taxes for the year by $97,000.

  The provisions for income taxes were as follows (in thousands):

                                                        OCTOBER 31,
                                                        -------------  JULY 30,
                                                        1993   1994      1995
                                                        ----  -------  --------
      Federal income tax............................... $118  $    51  $   767
      State income tax.................................   --      449      314
                                                        ----  -------  -------
                                                         118      500    1,081
      Benefit of reversal of valuation reserve
       (Statement 109).................................   --   (1,360)  (1,256)
      Benefit of net operating loss carryforwards (APB
       11)............................................. (111)      --       --
                                                        ----  -------  -------
                                                        $  7  $  (860) $  (175)
                                                        ====  =======  =======

  The differences in the income taxes provided for and the amounts determined by applying the Federal statutory rate to income before taxes of the Company are summarized as follows:

                                                       OCTOBER 31,
                                                       -------------   JULY 30,
                                                       1993    1994      1995
                                                       -----   -----   --------
      Federal income statutory rate...................  34.0%   34.0%    34.0%
      State income taxes, net of federal income tax
       benefit........................................    --    18.3%     8.1%
      Benefit of reversal of valuation reserve
       (Statement 109)................................    --   (55.3%)  (49.3%)
      Benefit of net operating loss carryforwards..... (32.0%) (32.0%)     --
      Other...........................................    --      --       .3%
                                                       -----   -----    -----
                                                         2.0%  (35.0%)   (6.9%)
                                                       =====   =====    =====

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities and their changes during the nine months ended July 30, 1995 were as follows (in thousands):

                                                            DEFERRED
                                               OCTOBER 31, (PROVISION) JULY 30,
                                                  1994      BENEFIT      1995
                                               ----------- ----------  --------
      Deferred Tax Assets:
        Net operating loss carryforwards......   $ 6,086    $(1,118)   $ 4,968
        Tax credits...........................       814         --        814
        Accrued liabilities...................       791         66        857
        Other.................................       560        504      1,064
                                                 -------    -------    -------
        Total gross deferred tax assets.......     8,251       (548)     7,703
        Less: Valuation allowance.............    (6,575)     1,256     (5,319)
                                                 -------    -------    -------
        Net deferred tax asset................     1,676    $   708      2,384
                                                 =======    =======    =======
      Deferred Tax Liabilities:
        Amortization and depreciation.........      (183)      (220)      (403)
        Other.................................      (133)        47        (86)
                                                 -------    -------    -------
        Total deferred tax liabilities........      (316)      (173)      (489)
                                                 -------    -------    -------
        Net deferred tax asset................   $ 1,360    $   535    $ 1,895
                                                 =======    =======    =======

  Due to the Company's historical results of operations, a valuation allowance was provided for the deferred tax assets on November 1, 1993. Because the Company generated taxable income and was able to utilize net operating loss carryforwards during fiscal 1994 and the nine months ended July 30, 1995 and, due to an increase in the likelihood of the future realization of the net deferred tax asset, the Company reversed $1,360,000 and $1,256,000, respectively, of the valuation allowance. On July 30, 1995, the Company had, for tax purposes, net operating loss carryforwards of approximately $14,613,000 and unused investment and research and development tax credits of approximately $814,000 available to offset future taxable income and Federal income taxes. The net operating loss carryforwards will expire from 2000 to 2008, and the tax credit carryforwards will expire from 1995 to 2005. All carryforwards are subject to review and possible adjustment by the Internal Revenue Service. In compliance with the Tax Reform Act of 1986, investment tax credits carried forward were reduced by 35%. The Company's ability to utilize the net operating loss carryforwards to offset alternative minimum taxable income is limited to 90% for tax years after fiscal 1987.

  Additionally, Section 382 of the Internal Revenue Code limits the amounts of net operating loss carryforwards usable by a corporation following a more than 50 percentage point change in ownership of the corporation during a three-year period. It is possible that subsequent transactions involving the Company's capital stock could result in such a limitation. As of July 30, 1995, Management believes that such a change in ownership has not occurred.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

15. COMMITMENTS AND CONTINGENCIES

  The Company has operating lease commitments for certain office equipment and manufacturing, administrative and support facilities. Minimum lease payments under noncancellable leases on July 30, 1995 are as follows:

                                                                    OPERATING
      TWELVE MONTHS ENDED JULY 30,                                    LEASES
      ----------------------------                                --------------
                                                                  (IN THOUSANDS)
        1996.....................................................    $ 2,485
        1997.....................................................      2,356
        1998.....................................................      1,683
        1999.....................................................      1,040
        2000.....................................................        906
      Thereafter.................................................      2,324
                                                                     -------
      Minimum lease payments.....................................    $10,794
                                                                     =======

  Rent expense (exclusive of operating expenses and net of sublease rents) for all operating leases was approximately $384,000 and $869,000 in fiscal 1993 and 1994, respectively, and $943,000 in the nine months ended July 30, 1995. Expected sublease payments for each twelve month period ending July 30 are as follows: 1996 $610,000; 1997 $610,000; 1998 $305,000; and 1999 and thereafter
$0. See Note 9.

  Through September 30, 1994, the Company, for its Information Solutions Segment, had a partially self-funded insurance program for its group health insurance plan. Effective January 1, 1995, Wakefield implemented the same type of program for its group health insurance plan. Under these plans, the Company assumed liability for payment of medical claims below a specific dollar amount related to any one individual. The Company is also insured if claims should exceed a specific aggregate dollar amount for all covered individuals. Asserted and unasserted medical/health insurance claims are accrued for based on the Company's experience and the advice of an independent claims manager.

16. RELATED-PARTY TRANSACTIONS

  For services rendered in connection with the acquisitions made during fiscal years 1993 and 1994, further described in Note 2--Acquisitions, the Company paid $75,000 each and $57,500 each, respectively for fiscal 1993 and 1994, to two corporations, which are general partners of a partnership having a greater than 5% ownership of the Company. The sole stockholders of the aforementioned corporations are currently employee directors of the Company. In fiscal 1993, the two individuals were each granted a ten-year nonincentive stock option to purchase 50,000 shares of the Company's common stock. In fiscal 1994, the two individuals were each granted five-year nonincentive stock options to purchase an aggregate of 120,000 shares of the Company's common stock. The options were granted at an exercise price equal to the fair value of the common stock on the dates of grant. The right to exercise these options vests in equal installments over three years.

17. SUBSEQUENT EVENT

  The Company is in the process of purchasing the remaining 20% interest of Uni-Star Industries, Inc. for 365,000 shares of restricted common stock with a market value of approximately $2,700,000. This purchase will increase the basis of Uni-Star's assets by $1,080,000 and will eliminate the book value of the minority interest.

                              [INSIDE BACK COVER]

                                    [PHOTO]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE DEBENTURES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE DEBEN-TURES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   3
Risk Factors..............................................................   5
Use of Proceeds...........................................................   8
Price Range of Common Stock...............................................   8
Dividends.................................................................   9
Capitalization............................................................   9
Selected Financial Data...................................................  10
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  12
Business..................................................................  18
Management................................................................  25
Description of Debentures.................................................  30
Description of Capital Stock..............................................  36
Certain Federal Income Tax Considerations.................................  37
Underwriting..............................................................  38
Legal Matters.............................................................  39
Experts...................................................................  39
Use of Tradenames and Product Names.......................................  39
Available Information.....................................................  40
Documents Incorporated by Reference.......................................  40
Index to Consolidated Financial Statements................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  $25,000,000


                                   Alpha
                            LOGO   Technologies
                                   Group, Inc.,


                            % CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2005

                                ---------------

                                  PROSPECTUS

                                ---------------

                               UNTERBERG HARRIS

                                         , 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

      SEC Registration Fee.............................................. $9,914
      NASD Fee..........................................................  3,375
      NASDAQ Entry Fee..................................................  1,250
      Trustee's fees and expenses.......................................   *
      Printing and engraving fees.......................................   *
      Legal fees and expenses...........................................   *
      Accounting fees and expenses......................................   *
      Blue Sky fees and expenses (including legal fees).................   *
      Miscellaneous.....................................................   *
                                                                         ------
          Total.........................................................   *
                                                                         ======

--------
* To be filed by amendment.
The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee and the NASDAQ Entry Fee are estimates.

ITEM 15. Indemnification of Directors and Officers.

  Section 145 of the Delaware General Corporation Law (the "DGCL") and the Company's By-Laws provide for indemnification of the Company's directors and officers and certain other persons. Under Section 145 of the DGCL and the Company's By-Laws, directors and officers of the Company may be indemnified by the Company against all expenses incurred in connection with actions (including, under certain circumstances, derivative actions) brought against such director or officer by reason of his or her status as a representative of the Company, or because such director or officer serves or served as a representative of another entity at the Company's request, so long as the director or officer acted in good faith and in a manner he or she reasonable believed to be in, or not opposed to, the best interests of the Company.

  See "Description of Capital Stock--Limitation of Liabilities and Indemnification Matters" of the Prospectus contained herein for additional information regarding indemnification of directors and officers.

ITEM 16. Exhibits.

         1        Form of Underwriting Agreement.
         4.1      Form of Indenture under which the Company's    % Convertible
                  Subordinated Debentures due         , 2005 are to be issued.
         4.2      Form of Convertible Subordinated Debenture (included in
                  Exhibit 4.1).*
         4.3      Specimen stock certificate representing the Common Stock.*
         5        Opinion and Consent of Greenberger & Forman.*
        10.1      1981 Incentive Stock Option Plan, together with amendments thereto.(1)
        10.2      1983 Incentive Stock Option Plan, together with amendments thereto.(1)
        10.3      1983A Incentive Stock Option Plan, together with amendments thereto.(1)

        10.4 1984 Incentive Stock Option Plan, together with amendments thereto.(1)
        10.5 1985 Stock Option Plan, together with amendments thereto.(1)(2)(3)(4)(5)
        10.6      401-K Savings/Stock Purchase Plan.(6)
        10.7      Lease Agreement, dated October 9, 1987, between PIC Realty
                  Corporation and the Company.(7)
        10.8      Asset Purchase Agreement dated as of October 29, 1993 between
                  EG&G, Inc., Wakefield Engineering, Inc. and EG&G Alutech,
                  Inc., on the one hand, and the Company and Wakefield
                  Acquisition Corporation, on the other.(8)
        10.9 Indenture of Lease Agreement dated as of February 6, 1991 by and between Richard J. Tobin, as Trustee of JLN Realty Trust, under Declaration of Trust dated June 15, 1981 and filed with Bristol County Fall River District Registry of Deeds Land
                  Court Records as Document 12977, and Wakefield Engineering,
                  Inc. and First Amendment, dated as of October 27, 1992, to such Agreement.(9)
        10.10     Lease dated as of October 29, 1993 by and between The
                  Equitable Life Assurance Society of the United States and
                  Wakefield Engineering, Inc.(9)
        10.11     Asset Purchase Agreement dated as of May 24, 1994, between
                  Microdot Inc. and ETP Acquisition Corp.(10)
        10.12 Standard Industrial/Commercial Single-Tenant Lease dated as of June 1, 1994 by and between Pasadena Industrial Associates and Uni-Star Industries, Inc.(9)
        10.13     Lease dated as of November 29, 1994 by and between The
                  Goldsmith Properties Company and Uni-Star Industries, Inc.(9)
        10.14 Lease Agreement dated as of January 1995 by and between Robert L. Byers and Joyce F. Byers and Uni-Star Industries,
                  Inc.(9)
        10.15     Asset Purchase Agreement dated as of August 31, 1994 between
                  Wakefield Engineering, Inc. and Aham Tor, Inc.(11)
        10.16     Standard Industrial Lease dated as of December 26, 1986 by and between 999, Inc. and Aham Tor, Inc. and Lease Amendment
                  No. 1, dated as of December 26, 1991, thereto.(9)
        10.17     Asset Purchase Agreement dated as of September 13, 1994
                  between the Company and Logica North America Inc.(12)
        10.18     1994 Stock Option Plan.(9)
        10.20 Loan and Security Agreement dated as of June 22, 1994 entered into by and between Shawmut Bank, N.A. and Wakefield
                  Engineering, Inc. (The exhibits and schedules to the Loan and Security Agreement are listed on the last page of such Agreement. Such exhibits and schedules have not been filed by the Company, who hereby undertakes to file such exhibits and schedules upon request of the Commission.)(9)
        10.21     Accounts Receivable Loan Agreement between Uni-Star
                  Industries, Inc. and City National Bank dated as of August
                  30, 1995.(13)
        10.22     Asset Purchase Agreement dated as of June 30, 1995 among
                  Specialty Extrusions Ltd., Walter Hastie and William Esparza, and Specialty Acquisition Corp. and Wakefield Engineering
                  Inc.(14)
        10.23     Lease dated September 1, 1993 between B&K Investment Corp.
                  and Specialty Extrusions, Ltd., together with assignment thereof dated June 30, 1995 from Specialty Extrusions, Ltd.
                  to Specialty Acquisitions Corp.
        10.24     Employment Agreement with Lawrence Butler dated August 1995.*

    11        Computation of net income (loss) per share
    12        Computation of ratio of earnings to fixed charges
    23.1      Consent of Greenberger & Forman--included in Exhibit 5*
    23.2(a)   Consent of Arthur Andersen
    23.2(b)   Consent of Arthur Andersen
    23.2(c)   Consent of Arthur Andersen
    24        Power of Attorney
    25        Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of
              1939 of                .*
    27        Financial Data Schedule

--------
    *To be filed by amendment.
 (1) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed September 28, 1987) Reg. No. 33-17359).
 (2) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed March 17, 1988 (Reg. No. 33-20706).
 (3) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed June 30, 1989 (Reg. No. 33-29636).
 (4) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended October 31, 1990.
 (5) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed June 23, 1992 (Reg. No. 33-48663).
 (6) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed January 29, 1987 (Reg. No. 33-11627).
 (7) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended October 31, 1987.
 (8) Incorporated herein by reference to the Company's Form 8-K dated October 29, 1993, filed on or about November 12, 1993.
 (9) Incorporated herein by reference to the Company's Form 10-KSB for the year ended October 31, 1994.
(10) Incorporated herein by reference to the Company's Form 8-K dated June 1, 1994, filed on or about June 13, 1994.
(11) Incorporated herein by reference to the Company's Form 8-K dated August 31, 1994, filed on or about September 13, 1994.
(12) Incorporated herein by reference to the Company's Form 8-K dated September 21, 1994, filed on or about October 4, 1994.
(13) Incorporated herein by reference to the Company's Form 10QSB for the quarterly period ended July 30, 1995 filed on September 13, 1995.
(14) Incorporated herein by reference to the Company's Form 8-K dated June 30, 1995 filed on or about July 14, 1995.

ITEM 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes that:
    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.
    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND AUTHORIZES THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          ALPHA TECHNOLOGIES GROUP, INC

         September 28, 1995                        /s/Lawrence Butler
Dated: ______________________________     By: _________________________________
                                              LAWRENCE BUTLER, PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                         TITLE                DATE

         /s/ Lawrence Butler            President, Chief
-------------------------------------    Executive Officer
           LAWRENCE BUTLER               and Director

         /s/ Marshall Butler            Chairman of the
-------------------------------------    Board
           MARSHALL BUTLER

       /s/ Warren Lichtenstein          Director
-------------------------------------
         WARREN LICHTENSTEIN

       /s/ Donald K. Grierson           Director
-------------------------------------
         DONALD K. GRIERSON                                      Sepember 28,
                                                                     1995

          /s/ Kenneth Rind              Director
-------------------------------------
            KENNETH RIND

          /s/ Frederic Heim             Director
-------------------------------------
            FREDERIC HEIM

       /s/ Johnny J. Blanchard          Chief Financial
-------------------------------------    Officer (Principal
         JOHNNY J. BLANCHARD             Financial and
                                         Accounting Officer)

                                 EXHIBIT INDEX

                                                                                       PAGE
 XHIBITE                                  DESCRIPTION                                  NO.
-------                                   -----------                                  ----
  1       Form of Underwriting Agreement.
  4.1     Form of Indenture under which the Company's    % Convertible Subordinated
          Debentures due         , 2005 are to be issued.
  4.2     Form of Convertible Subordinated Debenture (included in Exhibit 4.1).*
  4.3     Specimen stock certificate representing the Common Stock.*
  5       Opinion and Consent of Greenberger & Forman.*
 10.1     1981 Incentive Stock Option Plan, together with amendments thereto.(1)
 10.2     1983 Incentive Stock Option Plan, together with amendments thereto.(1)
 10.3     1983A Incentive Stock Option Plan, together with amendments thereto.(1)
 10.4     1984 Incentive Stock Option Plan, together with amendments thereto.(1)
 10.5     1985 Stock Option Plan, together with amendments thereto.(1)(2)(3)(4)(5)
 10.6     401-K Savings/Stock Purchase Plan.(6)
 10.7     Lease Agreement, dated October 9, 1987, between PIC Realty Corporation and the Company.(7)
 10.8     Asset Purchase Agreement dated as of October 29, 1993 between EG&G, Inc.,
          Wakefield Engineering, Inc. and EG&G Alutech, Inc., on the one hand, and the Company and Wakefield Acquisition Corporation, on the other.(8)
 10.9     Indenture of Lease Agreement dated as of February 6, 1991 by and between
          Richard J. Tobin, as Trustee of JLN Realty Trust, under Declaration of
          Trust dated June 15, 1981 and filed with Bristol County Fall River District
          Registry of Deeds Land Court Records as Document 12977, and Wakefield
          Engineering, Inc. and First Amendment, dated as of October 27, 1992, to such Agreement.(9)
 10.10    Lease dated as of October 29, 1993 by and between The Equitable Life
          Assurance Society of the United States and Wakefield Engineering, Inc.(9)
 10.11    Asset Purchase Agreement dated as of May 24, 1994, between Microdot Inc.
          and ETP Acquisition Corp.(10)
 10.12    Standard Industrial/Commercial Single-Tenant Lease dated as of June 1, 1994 by and between Pasadena Industrial Associates and Uni-Star Industries,
          Inc.(9)
 10.13    Lease dated as of November 29, 1994 by and between The Goldsmith Properties
          Company and Uni-Star Industries, Inc.(9)
 10.14    Lease Agreement dated as of January 1995 by and between Robert L. Byers and
          Joyce F. Byers and Uni-Star Industries, Inc.(9)
 10.15    Asset Purchase Agreement dated as of August 31, 1994 between Wakefield
          Engineering, Inc. and Aham Tor, Inc.(11)
 10.16    Standard Industrial Lease dated as of December 26, 1986 by and between 999,
          Inc. and Aham Tor, Inc. and Lease Amendment No. 1, dated as of December 26,
          1991, thereto.(9)
 10.17    Asset Purchase Agreement dated as of September 13, 1994 between the Company and Logica North America Inc.(12)
 10.18    1994 Stock Option Plan.(9)
 10.20    Loan and Security Agreement dated as of June 22, 1994 entered into by and between Shawmut Bank, N.A. and Wakefield Engineering, Inc. (The exhibits and schedules to the Loan and Security Agreement are listed on the last page of such Agreement. Such exhibits and schedules have not been filed by the Company, who hereby undertakes to file such exhibits and schedules upon request of the Commission.)(9)

                                                                                       PAGE
 XHIBITE                                  DESCRIPTION                                  NO.
-------                                   -----------                                  ----
 10.21    Accounts Receivable Loan Agreement between Uni-Star Industries, Inc. and
          City National Bank dated as of August 30, 1995.(13)
 10.22    Asset Purchase Agreement dated as of June 30, 1995 among Specialty
          Extrusions Ltd., Walter Hastie and William Esparza, and Specialty
          Acquisition Corp. and Wakefield Engineering Inc.(14)
 10.23    Lease dated September 1, 1993 between B&K Investment Corp. and Specialty
          Extrusions, Ltd., together with assignment thereof dated June 30, 1995 from
          Specialty Extrusions, Ltd. to Specialty Acquisitions Corp.
 10.24    Employment Agreement with Lawrence Butler dated August 1995.*
 11       Computation of net income (loss) per share
 12       Computation of ratio of earnings to fixed charges
 23.1     Consent of Greenberger & Forman--included in Exhibit 5*
 23.2(a)  Consent of Arthur Andersen
 23.2(b)  Consent of Arthur Andersen
 23.2(c)  Consent of Arthur Andersen
 24       Power of Attorney
 25       Form T-1 Statement of Eligibility and Qualification under the Trust
          Indenture Act of 1939 of                .*
 27       Financial Data Schedule

--------
    *To be filed by amendment.
 (1) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed September 28, 1987) Reg. No. 33-17359).
 (2) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed March 17, 1988 (Reg. No. 33-20706).
 (3) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed June 30, 1989 (Reg. No. 33-29636).
 (4) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended October 31, 1990.
 (5) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed June 23, 1992 (Reg. No. 33-48663).
 (6) Incorporated herein by reference to the Company's Registration Statement on Form S-8, filed January 29, 1987 (Reg. No. 33-11627).
 (7) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended October 31, 1987.
 (8) Incorporated herein by reference to the Company's Form 8-K dated October 29, 1993, filed on or about November 12, 1993.
 (9) Incorporated herein by reference to the Company's Form 10-KSB for the year ended October 31, 1994.
(10) Incorporated herein by reference to the Company's Form 8-K dated June 1, 1994, filed on or about June 13, 1994.
(11) Incorporated herein by reference to the Company's Form 8-K dated August 31, 1994, filed on or about September 13, 1994.
(12) Incorporated herein by reference to the Company's Form 8-K dated September 21, 1994, filed on or about October 4, 1994.
(13) Incorporated herein by reference to the Company's Form 10QSB for the quarterly period ended July 30, 1995 filed on September 13, 1995.
(14) Incorporated herein by reference to the Company's Form 8-K dated June 30, 1995 filed on or about July 14, 1995.